UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Second quarter 2016 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Second quarter 2016 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: July 27, 2016

Item 1

Santander

2Q. 2016
Earnings Release

Santander

COTIZA EN BOLSA MEXICANA DE VALORES

SANMEX

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 2Q16 Consolidated Results

III.	Analysis of 2Q16 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	2Q16 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Financial Statements

XII.	Notes to the Financial Statements

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Grupo Financiero Santander México Reports Second Quarter 2016 Loan Portfolio Up 14.7% YoY and Net Income of Ps.3,708 Million

- Net income growth driven by core revenues

- Loan growth underpinned by increases in both individual and commercial segments

- Improving profiability and efficiency ratios

- Maintaining focus on asset quality

Mexico City – July 27, 2016, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month and six-month periods ending June 30, 2016.

Santander México reported net income for 2Q16 of Ps.3,708 million, representing a YoY and QoQ increases of 14.5% and 4.8%, respectively. For 6M16, net income amounted to Ps.7,247 million, reflecting a 12.3% increase from 6M15.

HIGHLIGHTS

Income Statement Data	2Q16	1Q16	2Q15	% YoY	% QoQ	6M16	6M15	% YoY
Net interest income	11,817	11,700	10,466	12.9	1.0	23,517	20,391	15.3
Fee and commission, net	3,982	3,609	4,011	(0.7)	10.3	7,591	7,309	3.9
Core revenues	15,799	15,309	14,477	9.1	3.2	31,108	27,700	12.3
Provisions for loan losses	4,511	4,709	4,543	(0.7)	(4.2)	9,220	8,226	12.1
Administrative and promotional expenses	7,015	6,889	6,391	9.8	1.8	13,904	12,780	8.8
Net income	3,708	3,539	3,238	14.5	4.8	7,247	6,453	12.3
Net income per share[1]	1.07	0.52	0.95	12.6	105.8	1.07	0.95	12.6

Balance Sheet Data	2Q16	1Q16	2Q15	% YoY	% QoQ	2Q16	2Q15	% YoY
Total assets	1,264,045	1,233,013	1,064,972	18.7	2.5	1,264,045	1,064,972	18.7
Total loans	571,685	543,252	498,500	14.7	5.2	571,685	498,500	14.7
Deposits	543,685	518,832	482,205	12.7	4.8	543,685	482,205	12.7
Shareholders´s equity	117,506	117,317	108,871	7.9	0.2	117,506	108,871	7.9

Key Ratios	2Q16	1Q16	2Q15	bps YoY	bps QoQ	6M16	6M15	bps YoY
Net interest margin	4.86%	4.86%	4.82%	3.9	0.2	4.86%	4.84%	1.6
Net loans to deposits ratio	101.6%	101.0%	99.5%	206.0	52.7	101.6%	99.5%	206.0
ROAE	12.8%	12.3%	12.1%	74.8	57.5	12.5%	12.0%	49.9
ROAA	1.2%	1.2%	1.3%	(8.2)	4.0	1.2%	1.3%	(10.5)
Efficiency ratio	42.8%	42.4%	42.3%	50.7	33.9	42.6%	43.5%	(90.4)
Capital ratio	15.2%	15.4%	15.9%	(68.5)	(17.5)	15.2%	15.9%	(68.5)
NPLs ratio	2.96%	2.97%	3.77%	(81.0)	(1.1)	2.96%	3.77%	(81.0)
Cost of Risk	3.2%	3.5%	3.8%	(54.6)	(22.9)	3.3%	3.4%	(11.9)
Coverage ratio	114.8%	117.6%	99.1%	1,570.4	(276.3)	114.8%	99.1%	1,570.4

Operating Data	2Q16	1Q16	2Q15	% YoY	% QoQ	2Q16	2Q15	% YoY
Branches and Offices[2]	1,389	1,386	1,374	1.1	0.2	1,389	1,374	1.1
ATMs	6,456	6,040	5,756	12.2	6.9	6,456	5,756	12.2
Customers	13,350,303	12,814,267	12,170,342	9.7	4.2	13,350,303	12,170,342	9.7
Employees	17,074	17,203	16,768	1.8	(0.7)	17,074	16,768	1.8

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted shares.

2) As of 2Q16 includes: 1,079 branches (including 120 branches with Select service) + 18 SM E offices + 7 SM E branches + 129 cash desks (including 1 cash desk with Select service) + 13 Select offices + 43 Select units + 58 Select boxes + 19 Select corner + 23 brokerage house branches

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Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented, “We delivered a solid set of results this quarter, demonstrating the initial success of initiatives we are executing to achieve our goal of becoming our customers’ primary bank, and Mexico’s leader in profitable growth.”

“To achieve this, we are implementing a comprehensive transformation of our organization based on three strategic pillars. First, we seek to establish a client-centric model that puts the customer at the center of our business, offering a unique customer journey. This will allow us to attract new high-potential customers, retain existing clients through transactional products and become their primary bank. For instance, we are establishing a comprehensive payroll program that will become one of the main drivers of customer attraction and loyalty. This key initiative, Santander Plus, was launched in May, an innovative program focused on customer attraction, transactionality, loyalty and digitalization. The value proposition offered through the Santander-Aeroméxico co-branded credit card is also performing above expectations, allowing us to add new clients and successfully cross-sell products to this new customer base. We are also working towards consolidating our leading positions in key markets, mainly in SMEs and the middle-market, while in corporate and investment banking our objective is to become a top 3 player.”

“Our strategy requires the digitalization of our business to achieve our goals. In this regard, our second pillar involves the upgrade of our technological platforms and infrastructure to offer customers innovative and quality services that satisfy their dynamic demands. The third pillar is a sharper focus on profitability and efficiency, by having a more balanced bank with a higher share of consumer loans and lower cost deposits. This is underpinned by efficient capital allocation, strong risk management, an efficient overhead structure and productive investments.”

“Overall, we grew our loan book 15% year-on-year, driven by a 17% rise in commercial loans while retail loans expanded 12%, supported by healthy consumer demand and our sharper focus on payroll loans. Importantly, this was achieved while remaining vigilant around our risk profile, with commercial customers more cautious against a backdrop of interest rate rises and global volatility. This was accompanied by YoY improvements across all asset quality indicators. Deposits also continued to expand – up 13% year-on-year supported by retail demand deposits, and we aim to further reduce our cost of funding via robust demand deposit growth. Our heightened emphasis on return on risk-weighted assets and efficiency, together with our commercial initiatives have resulted in a 14.5% YoY increase in net income despite a higher effective tax rate.”

“We re-affirm our commitment to delivering on our growth initiatives for our corporate, commercial and retail customers, while benefiting from a renewed prioritization of sustainable, profitable growth. I look forward to sharing our progress in these areas with you, as we continue to execute our plan.”

4

SUMMARY OF SECOND QUARTER 2016 CONSOLIDATED RESULTS

Income statement
Millions of Mexican pesos				% Variation				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15
Net interest income	11,817	11,700	10,466	1.0	12.9	23,517	20,391	15.3
Provisions for loan losses	(4,511)	(4,709)	(4,543)	(4.2)	(0.7)	(9,220)	(8,226)	12.1
Net interest income after provisions for loan losses	7,306	6,991	5,923	4.5	23.3	14,297	12,165	17.5
Commission and fee income, net	3,982	3,609	4,011	10.3	(0.7)	7,591	7,309	3.9
Net gain (loss) on financial assets and liabilities	602	695	540	(13.4)	11.5	1,297	1,335	(2.8)
Other operating income	5	236	109	(97.9)	(95.4)	241	348	(30.7)
Administrative and promotional expenses	(7,015)	(6,889)	(6,391)	1.8	9.8	(13,904)	(12,780)	8.8
Operating income	4,880	4,642	4,192	5.1	16.4	9,522	8,377	13.7
Equity in results of associated companies	0	0	19	0.0	(100.0)	0	38	(100.0)
Operating income before income taxes	4,880	4,642	4,211	5.1	15.9	9,522	8,415	13.2
Income taxes (net)	(1,172)	(1,102)	(972)	6.4	20.6	(2,274)	(1,961)	16.0
Income from continuing operations	3,708	3,540	3,239	4.7	14.5	7,248	6,454	12.3
Non-controlling interest	0	(1)	(1)	(100.0)	(100.0)	(1)	(1)	0.0
Net income	3,708	3,539	3,238	4.8	14.5	7,247	6,453	12.3
Effective tax rate (%)	24.0	23.7	23.1			23.9	23.3

Net income

Santander México reported net income for the quarter of Ps.3,708 million, representing YoY and QoQ increases of 14.5% and 4.8%. Net income for 6M16 increased by 12.3% to Ps.7,247 million.

2Q16 vs 2Q15

The 14.5% year-on-year increase in net income was principally driven by:

i)	a 12.9%, or Ps.1,351 million, increase in net interest income, mainly reflecting higher interest income from the loan portfolio and the investment in securities portfolio;

ii)	an 11.5%, or Ps.62 million, increase in net gains on financial assets and liabilities; and

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iii)	a 0.7%, or Ps.32 million, decrease in provisions for loan losses.

These contributions to net income were partially offset by:

i)	a 9.8%, or Ps.624 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, contributions to the bank savings protection system (IPAB), resulting from a higher deposit base and other funding sources, promotional and advertising expense, depreciation and amortization and technology services expenses;

ii)	a 20.6%, or Ps.200 million, increase in income taxes, that resulted in a 24.0% effective tax rate in the quarter compared to 23.1% in 2Q15;

iii)	a 95.4%, or Ps.104 million, decrease in other operating income, mainly due to higher provision for legal and tax contingencies.

6M16 vs 6M15

Net income growth of 12.3% for 6M16, is mainly explained by the following increases:

i)	a 15.3%, or Ps.3,126 million rise in net interest income, mainly reflecting higher interest income from the loan portfolio and investment in securities; and

ii)	a 3.9%, or Ps.282 million, in net commissions and fees, mainly resulting from growth in purchase-sale of securities and money market transactions, insurance, foreign trade, collections and payments and investment funds.

These contributions to net income were partially offset by:

i)	a 8.8%, or Ps.1,124 million, increase in administrative and promotional expenses, mainly explained by higher salaries and employee benefits, an increase in contributions to the IPAB resulting from a higher deposit base and other funding sources; followed by increases in depreciation and amortization, leaseholds, technology services and taxes and duties;

ii)	a 12.1%, or Ps.994 million increase in provisions for loan losses. This reflects: i) business volume growth, particularly in payroll and credit card loans; ii) provisions in 1Q16 resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list; and iii) higher provisions in connection with mortgages (mainly related to the change in the charge-off period, explained in 1Q16).

iii)	a 16.0%, or Ps.313 million, increase in tax expenses, that resulted in a 23.9% effective tax rate in 6M16 which compares with 23.3% in 6M15;

iv)	a 30.7%, or Ps.107 million, decrease in other operating income, which mainly resulted from an increase in provisions for legal and tax contingencies, portfolio recovery legal expenses and costs, as well as in write-offs and bankruptcies which more than offset higher recoveries of previously written-off loans; and

v)	a 2.8%, or Ps.38 million, decrease in net gains on financial assets and liabilities.

6

Gross Operating Income

Santander México’s gross operating income for 2Q16 totaled Ps.16,401 million, representing YoY and QoQ increases of 9.2% and 2.5%, respectively, and is broken down as follows.

* Gross Operating Income does not include Other Income

Gross operating income for 6M16 amounted to Ps.32,405 million, increasing 11.6% from 6M15, and is broken down as follows:

* Gross Operating Income does not include Other Income

Profit Before Taxes

Profit before taxes in 2Q16 amounted to Ps.4,880 million, reflecting YoY and QoQ increases of 15.9% and 5.1%, respectively.

Profit before taxes for 6M16 amounted to Ps.9,522 million, and increased 13.2% YoY, mainly explained by higher net interest income and net commissions and fees, partially offset by higher expenses, provisions for loan losses and lower income from other operating income and trading gains.

Return on Average Equity (ROAE)

Santander México´s ROAE in 2Q16 was 12.8%, which compares with 12.1% and 12.3% in 2Q15 and 1Q16, respectively. ROAE for 6M16 stood at 12.5%, 50 bps higher than the 12.0% reported in 6M15.

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1 Annualized net income divided by average equity (4Q15;1Q16)

Loan portfolio growth

Santander México’s total loan portfolio as of 2Q16 increased YoY by 14.7%, or Ps.73,185 million, to Ps.571,685 million, and by 5.2%, or Ps.28,433 million, on a sequential basis.

In 2Q16, Santander México’s loan portfolio continued to expand across all core products in both the individual and commercial segments.

1)	Retail loans include: consumer, credit cards, mortgages, SMEs and mid-market.

Deposits and loans to deposit ratio

In 2Q16, deposits increased 12.7% YoY and 4.8% sequentially; representing 47.4% of Santander México’s total funding sources. This deposit base provides stable cost of funding to support Santander México’s continued growth.

The net loan to deposit ratio was 101.6% in 2Q16, which compares with 99.5% in 2Q15 and 101.0% in 1Q16.

In 2Q16, demand deposits represent 71% of total deposits compare with 65% in 2Q15.

8

1 Loans net of allowances divided by total deposits (Demand + Term)

9

ANALYSIS OF SECOND QUARTER 2016 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net interest income

Net interest income
Millions of Mexican pesos				% Variation				%Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15
Interest on funds available	401	380	341	5.5	17.6	781	678	15.2
Interest on margin accounts	109	131	82	(16.8)	32.9	240	158	51.9
Interest and yield on securities	3,333	3,377	2,517	(1.3)	32.4	6,710	4,713	42.4
Interest and yield on loan portfolio – excluding credit cards	11,119	10,859	9,639	2.4	15.4	21,978	18,682	17.6
Interest and yield on loan portfolio related to credit card transactions	2,687	2,505	2,461	7.3	9.2	5,192	4,849	7.1
Commissions collected on loan originations	188	176	180	6.8	4.4	364	355	2.5
Interest and premium on sale and repurchase agreements and securities loans	277	479	440	(42.2)	(37.0)	756	1,046	(27.7)
Interest income	18,114	17,907	15,660	1.2	15.7	36,021	30,481	18.2

Daily average interest earning assets*	972,531	963,261	868,276	1.0	12.0	967,955	842,100	14.9

Interest from customer deposits – demand deposits	(1,149)	(925)	(780)	24.2	47.3	(2,074)	(1,535)	35.1
Interest from customer deposits – time deposits	(1,280)	(1,212)	(1,091)	5.6	17.3	(2,492)	(2,109)	18.2
Interest from credit instruments issued	(495)	(454)	(327)	9.0	51.4	(949)	(634)	49.7
Interest on bank and other loans	(609)	(564)	(506)	8.0	20.4	(1,173)	(1,031)	13.8
Interest on subordinated capital notes	(416)	(417)	(427)	(0.2)	(2.6)	(833)	(894)	(6.8)
Interest and premium on sale and repurchase agreements and securities loans	(2,348)	(2,635)	(2,063)	(10.9)	13.8	(4,983)	(3,887)	28.2
Interest expense	(6,297)	(6,207)	(5,194)	1.4	21.2	(12,504)	(10,090)	23.9

Net interest income	11,817	11,700	10,466	1.0	12.9	23,517	20,391	15.3

*Includes funds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 2Q16 increased YoY by 12.9%, or Ps.1,351 million, to Ps.11,817 million and QoQ by 1.0%, or Ps.117 million.

The 12.9% YoY increase in net interest income resulted from the combined effect of:

i)	A 15.7%, or Ps.2,454 million, increase in interest income, to Ps.18,114 million, explained by increases of Ps.104,255 million, or 12.0%, in average interest-earning assets and 23 basis points in the average interest income rate; and

ii)	A 21.2%, or Ps.1,103 million, increase in interest expense, to Ps.6,297 million, resulting from an increases of Ps.102,423 million, or 13.2%, in interest-bearing liabilities and 19 basis points in the average interest rate.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 2Q16 stood at 4.86% which compares to 4.82% in 2Q15.

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Interest Income

Santander México’s main source of recurring interest income comes from the loan portfolio, which in 2Q16 accounted for 77.3% of interest income and 56.1% of average interest earning assets as follows:

              *Includes commissions collected on loan origination

**Includes margin accounts

The average interest rate on interest-earning assets for 2Q16 stood at 7.37%, increasing 23 basis points from 7.14% in 2Q15.

Interest income for 2Q16 increased by 15.7%, or Ps.2,454 million, to Ps.18,114 million. On a sequential basis, interest income rose by 1.2%, or Ps.207 million.

The 15.7% YoY rise in interest income mainly reflects increases of:

i)	14.0%, or Ps.1,714 million, in interest income from our total loan portfolio and commissions on loan origination, which resulted from the combined effect of a Ps.60,874 million, or 12.6%, increase in the average loan portfolio volume, and a 14 basis points increase in the average interest rate.

Higher average loan portfolio volume is explained by increases across all segments and products, as follows:

▪	12.6%, or Ps.36,853 million, in the commercial portfolio, mainly reflecting increases of Ps.15,221 million, or 13.1%, Ps.10,160 million, or 70.6%, Ps.5,892 million, or 10.7% and Ps.5,715 million, or 5.4%, in mid-market, institutions, SMEs and corporates, respectively;

▪	10.6%, or Ps.11,721 million, in mortgages;

▪	16.8%, or Ps.6,578 million, in consumer loans; and

▪	13.5%, or Ps.5,722 million, in credit card loans.

Growth in the average loan portfolio volume was further supported by a 14 basis point increase in the average interest rate earned.

Variation in the average interest rate earned is broken down as follows:

▪	A 45 basis points increase in the commercial portfolio, from 5.99% in 2Q15 to 6.44% in 2Q16. This increase mainly resulted from our prioritization of returns on risk-weighted assets and in part, an increase in the reference rate.

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▪	A 70 basis points decrease in consumer loans (excluding credit cards), from 24.74% to 24.04%;

▪	An 86 basis points decrease in credit cards, from 22.90% to 22.04%, which continued to be affected by a change in mix in the composition of our credit card portfolio, as we are seeing higher customers who pay their outstanding balances in full therefore not contributing to interest income; and

▪	A 26 basis points decrease in mortgages, from 9.89% to 9.63%.

ii)	32.4%, or Ps.816 million, in interest income from our investment in securities portfolio, due to a Ps.57,438 million, or 22.4%, increase in average volume of this portfolio, further supported by a 32 basis points increase in the average interest rate earned;

iii)	17.6%, or Ps.60 million, in funds available, which resulted from the combined effect of a Ps.5,367 million, or 10.9%, decrease in the average volume, together with a 87 basis points increase in the average interest rate earned; and

iv)	32.9%, or Ps.27 million, in margin accounts, which resulted from a Ps.14,734 million, or 59.4%, increase the average volume together with a 22 basis points decrease in the average interest rate earned.

These increases in interest income were partially offset by a decrease of 37.0%, or Ps.163 million, in sale and repurchase agreement transactions, which resulted from a Ps.23,424 million, or 44.3%, decrease in the average volume, partially offset by a 42 basis points increase in the average interest rate earned.

Interest Expense

Santander México’s main sources of funding are customer deposits and repurchase agreements. In 2Q16 these accounted for 38.6% and 37.3% of interest expense, respectively; and 55.6% and 29.1% of average interest liabilities, respectively. Santander México’s funding structure is broken down as follows:

The average interest rate on interest-bearing liabilities increased 19 basis points to 2.84% in 2Q16.

Interest expense for 2Q16 increased 21.2%, or Ps.1,103 million, to Ps.6,297 million. On a sequential basis, interest expense increased by 1.4%, or Ps.90 million.

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The 21.2% YoY rise in interest expense mainly reflects increases of:

i)	47.3%, or Ps.369 million, on interest paid on demand deposits, due to a Ps.79,394 million, or 32.6%, increase in the average volume together with a 14 basis point increase in the average interest rate paid;

ii)	13.8%, or Ps.285 million, in interest paid on sale and repurchase agreement transactions, which resulted from the combined effect of a Ps.4,268 million, or 1.7%, increase in the average volume and a 39 basis points increase in the average interest rate paid;

iii)	17.3%, or Ps.189 million, in term deposits, which resulted from a 53 basis points increase in the average interest rate paid, which was partially offset by a Ps.4,835 million, or 2.8%, decrease in the average volume.

iv)	51.4%, or Ps.168 million, in credit instruments issued, which resulted from a Ps.14,701 million, or 47.9%, increase in the average volume of credit instruments issued together with a 10 basis points increase in the average interest rate paid. These increases mainly reflect the recent banks’ three and two-year debt issuances of Ps.3,000 million each in December 2015 and March 2016 respectively, while the last Ps.4,000 million five-year debt bond issued late June 2016; and

v)	20.4%, or Ps.103 million, in bank and other loans, mainly due to a Ps.5,288 million, or 8.8%, increase in the average volume, together with a 35 basis points increase in the average interest rate paid;

These increases in interest expense were partially offset by a 2.6%, or Ps.11 million decline, on interest paid on subordinated notes.

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Commission and fee income, net

Commission and fee income, net
Millions of Mexican pesos				% Variation				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15
Commission and fee income
Debit and credit card	1,464	1,359	1,258	7.7	16.4	2,823	2,465	14.5
Account management	239	206	214	16.0	11.7	445	436	2.1
Collection services	579	599	527	(3.3)	9.9	1,178	1,053	11.9
Investment funds	403	356	333	13.2	21.0	759	676	12.3
Insurance	1,144	1,055	1,070	8.4	6.9	2,199	2,055	7.0
Purchase-sale of securities and money market transactions	238	270	198	(11.9)	20.2	508	407	24.8
Checks trading	65	58	65	12.1	0.0	123	129	(4.7)
Foreign trade	285	247	206	15.4	38.3	532	409	30.1
Financial advisory services	322	221	634	45.7	(49.2)	543	869	(37.5)
Other	308	242	266	27.3	15.8	550	471	16.8
Total	5,047	4,613	4,771	9.4	5.8	9,660	8,970	7.7

Commission and fee expense
Debit and credit card	(628)	(599)	(476)	4.8	31.9	(1,227)	(925)	32.6
Investment funds	(1)	(2)	(7)	50.0	85.7	(3)	(21)	(85.7)
Insurance	(16)	(18)	(16)	(11.1)	0.0	(34)	(18)	88.9
Purchase-sale of securities and money market transactions	(56)	(47)	(69)	19.1	(18.8)	(103)	(140)	(26.4)
Checks trading	(7)	(5)	(6)	40.0	16.7	(12)	(11)	9.1
Financial advisory services	(1)	(23)	(17)	(95.7)	(94.1)	(24)	(19)	26.3
Other	(356)	(310)	(169)	14.8	110.7	(666)	(527)	26.4
Total	(1,065)	(1,004)	(760)	6.1	40.1	(2,069)	(1,661)	24.6

Commission and fee income, net
Debit and credit card	836	760	782	10.0	6.9	1,596	1,540	3.6
Account management	239	206	214	16.0	11.7	445	436	2.1
Collection services	579	599	527	(3.3)	9.9	1,178	1,053	11.9
Investment funds	402	354	326	13.6	23.3	756	655	15.4
Insurance	1,128	1,037	1,054	8.8	7.0	2,165	2,037	6.3
Purchase-sale of securities and money market transactions	182	223	129	(18.4)	41.1	405	267	51.7
Checks trading	58	53	59	9.4	(1.7)	111	118	(5.9)
Foreign trade	285	247	206	15.4	38.3	532	409	30.1
Financial advisory services	321	198	617	62.1	(48.0)	519	850	(38.9)
Other	(48)	(68)	97	(29.4)	(149.5)	(116)	(56)	107.1

Total	3,982	3,609	4,011	10.3	(0.7)	7,591	7,309	3.9

* Includes fees from: collections and payments, account management, checks, foreign trade and others.

In 2Q16, net commission and fee income totaled Ps.3,982 million, decreasing YoY by 0.7%, or Ps.29 million, and increasing QoQ by 10.3%, or Ps.373 million.

14

In 2Q15, the cost associated with the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs was reclassified from commission and fee income to expenses for loan recoveries in the other operating income line. On a comparable basis, net commissions and fees increased 1.8% YoY.

The main contributor to net commissions and fees in the quarter were insurance fees, which accounted for 28.3% of the total, followed by cash management1 fees and debit and credit card and which accounted for 28.0% and 21.0% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	2Q16	1Q16	1Q15	6M16	6M15
Debit and credit card	21.0	21.1	19.5	21.0	21.1
Account management	6.0	5.7	5.3	5.9	6.0
Collection services	14.5	16.6	13.1	15.5	14.4
Investment funds	10.1	9.8	8.1	10.0	9.0
Insurance	28.3	28.7	26.3	28.5	27.9
Purchase-sale of securities and money market transactions	4.6	6.2	3.2	5.3	3.7
Checks trading	1.5	1.5	1.5	1.5	1.6
Foreign trade	7.2	6.8	5.1	7.0	5.6
Financial advisory services	8.1	5.5	15.4	6.8	11.6
Other	(1.2)	(1.9)	2.4	(1.5)	(0.8)

Total	100.0	100.0	100.0	100.0	100.0

The 0.7% YoY decline in net commissions and fees in 2Q16 mainly resulted from the following decreases:

i)	48.0%, or Ps.296 million, in financial advisory fees, which reflects unusually high investment banking fees in 2Q15 as we closed some transactions in our pipeline, while this year, this business is impacted by significant market volatility; and

ii)	149.5%, or Ps.145 million, in other fees, as last year we reclassified the cost associated with the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs from commission and fee income to expenses for loan recoveries in the other operating income line.

These decreases were partly offset by the following increases:

i)	38.3%, or Ps.79 million, in foreign trade which resulted from our strong focus on growing this business, our wide product offering and our strong presence in the international business as we advise companies in their foreign trade transactions and foreign direct investments; where we are improving our platforms since last quarter;

ii)	23.3%, or Ps.76 million, in investment funds reflecting a better priced mix and the 50 bps increase in interest rates from the Mexican Central Bank in February 2016;

iii)	7.0%, or Ps.74 million, in insurance fees, mainly reflecting solid growth in consumer credit related areas, our online platform for car insurance and life insurance products, which more than offset regulatory restrictions to tied sales as well as weaker SME demand for credit-related insurance; and

iv)	6.9%, or Ps.54 million, in debit and credit cards, mainly resulting from higher fee income from increased use, which more than offset higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card and peso depreciation, as some of the fees paid in connection with the credit and debit card business are dollarized.

______________________

1 * Cash management fees include fees from: collections and payments, account management, checks, foreign trade and others

15

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Millions of Mexican pesos				% Variation				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15
Valuation
Foreign exchange	452	(41)	(92)	1,202.4	591.3	411	(5)	8,320.0
Derivatives	(2,867)	(179)	1	(1,501.7)	(286,800.0)	(3,046)	6,639	(145.9)
Shares	(4)	81	19	(104.9)	(121.1)	77	36	113.9
Debt instruments	(23)	636	0	(103.6)	100.0	613	(358)	271.2
Valuation result	(2,442)	497	(72)	(591.3)	3,291.7	(1,945)	6,312	(130.8)

Purchase / sale of securities
Foreign exchange	62	165	(10)	(62.4)	720.0	227	(623)	136.4
Derivatives	2,822	(384)	450	834.9	527.1	2,438	(4,943)	(149.3)
Shares	(13)	68	(14)	(119.1)	7.1	55	(28)	296.4
Debt instruments	173	349	186	(50.4)	(7.0)	522	617	(15.4)
Purchase -sale result	3,044	198	612	1,437.4	397.4	3,242	(4,977)	165.1

Total	602	695	540	(13.4)	11.5	1,297	1,335	(2.8)

In 2Q16, Santander México reported a Ps.602 million net gain from financial assets and liabilities, which compares with gains of Ps.540 million in 2Q15 and Ps.695 million in 1Q16.

The Ps.602 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)	A Ps.3,044 million purchase-sale gain which resulted from gains of Ps.2,822 million, Ps.173 million and Ps.62 million in derivatives, debt instruments and in foreign exchange instruments, respectively. These purchase-sale gains were partially offset by a loss of Ps.13 million in share instruments.

This gain was partially offset by:

i)	A Ps.2,442 million valuation loss principally related to losses of Ps.2,867 million, Ps.23 million and Ps.4 million in derivatives, debt instruments and share instruments, respectively, which were partially offset by a valuation gain of Ps.452 million in foreign exchange instruments.

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Other operating income

Other operating income
Millions of Mexican pesos				% Variation				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15

Recovery of previously written-off loans	546	574	536	(4.9)	1.9	1,120	982	14.1
Cancellation of liabilities and reserves	64	102	61	(37.3)	4.9	166	167	(0.6)
Interest on personnel loans	39	33	28	18.2	39.3	72	55	30.9
Allowance for losses on foreclosed assets	(34)	(20)	(17)	70.0	100.0	(54)	(28)	92.9
Profit from sale of foreclosed assets	57	44	81	29.5	(29.6)	101	139	(27.3)
Technical advisory services	2	3	2	(33.3)	0.0	5	7	(28.6)
Portfolio recovery legal expenses and costs	(315)	(342)	(360)	(7.9)	(12.5)	(657)	(561)	17.1
Write-offs and bankruptcies	(215)	(277)	(219)	(22.4)	(1.8)	(492)	(440)	11.8
Provision for legal and tax contingencies	(143)	(80)	(32)	78.8	346.9	(223)	(84)	165.5
IPAB ("Indemnity") provisions and payments	(1)	(2)	(2)	(50.0)	(50.0)	(3)	(3)	0.0
Others	5	201	31	(97.5)	(83.9)	206	114	80.7

Total	5	236	109	(97.9)	(95.4)	241	348	(30.7)

Other income in 2Q16 totaled Ps.5 million, down from Ps.109 million in 2Q15 and Ps.236 million in 1Q16. These comparisons however, are affected by the reclassification made in 2Q15 where the cost associated with the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs was reclassified from commission and fee expense to expenses for loan recoveries in other operating income. Excluding this effect, on a comparable basis, other income decreased Ps.205 million, or 97.6%, YoY.

The Ps.104 million YoY decrease in other income was mainly driven by a Ps.111 million increase in provision for legal and tax contingencies.

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Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of expenses related to technology and systems, administrative services - which are mainly services outsourced in the areas of information technology - taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Millions of Mexican pesos				% Variation				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15
Salaries and employee benefits	3,228	3,135	2,957	3.0	9.2	6,363	5,873	8.3
Credit card operation	73	74	103	(1.4)	(29.1)	147	187	(21.4)
Professional fees	138	120	99	15.0	39.4	258	198	30.3
Leasehold	471	469	429	0.4	9.8	940	862	9.0
Promotional and advertising expenses	205	164	154	25.0	33.1	369	328	12.5
Taxes and duties	381	384	330	(0.8)	15.5	765	688	11.2
Technology services (IT)	643	630	603	2.1	6.6	1,273	1,185	7.4
Depreciation and amortization	530	547	497	(3.1)	6.6	1,077	996	8.1
Contributions to Instituto de protección al ahorro Bancario (IPAB)	633	613	546	3.3	15.9	1,246	1,081	15.3
Cash protection	186	173	142	7.5	31.0	359	311	15.4
Others	527	580	531	(9.1)	(0.8)	1,107	1,071	3.4

Total	7,015	6,889	6,391	1.8	9.8	13,904	12,780	8.8

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	2Q16	1Q16	2Q15	6M16	6M15
Salaries and employee benefits	46.0	45.5	46.3	45.8	46.0
Credit card operation	1.0	1.1	1.6	1.1	1.5
Professional fees	2.0	1.7	1.5	1.9	1.5
Leasehold	6.7	6.8	6.7	6.8	6.7
Promotional and advertising expenses	2.9	2.4	2.4	2.7	2.6
Taxes and duties	5.4	5.6	5.2	5.5	5.4
Technology services (IT)	9.2	9.1	9.4	9.2	9.3
Depreciation and amortization	7.6	7.9	7.8	7.7	7.8
Contributions to bank savings protection system (IPAB)	9.0	8.9	8.5	9.0	8.5
Cash protection	2.7	2.5	2.2	2.6	2.4
Others	7.5	8.4	8.3	8.0	8.4

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 2Q16 amounted to Ps.7,015 million which compares with Ps.6,391 million in 2Q15 and Ps.6,889 million in 1Q16, increasing 9.8% YoY and 1.8% QoQ.

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The 9.8% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	A 9.2%, or Ps.271 million, in salaries and employee benefits; mainly reflecting a 3.5% YoY increase in the average headcount, together with a 25.6% increase in bonuses paid. Expenses this quarter also reflect the rightsizing implemented to strengthen the organization, including our management committee, to become a more agile client-centric bank.

ii)	A 15.9%, or Ps.87 million, in contributions to the bank savings protection system (IPAB) reflecting growth in funding sources;

iii)	A 33.1%, or Ps.51 million, in promotional and advertising expenses;

iv)	A 15.5%, or Ps.51 million, in taxes and duties;

v)	A 9.8%, or Ps.42 million, leasehold expenses;

vi)	A 6.6%, or Ps.40 million, technology services expenses; and

vii)	A 6.6%, or Ps.33 million, in depreciation and amortization; resulting from the amortization of the IT investment plan which started last year.

The increase in expenses also reflects peso depreciation, given that a portion of our costs are dollarized, mainly in those costs related to technology.

Excluding the deposit insurance fee, expenses for the quarter increased by 9.2% YoY.

Expenses continue to reflect cost management initiatives that translate into an optimized operating structure, mitigating costs resulting from the investment in strategic businesses, technology and the peso depreciation.

The efficiency ratio for the quarter increased by 50 basis points YoY and by 40 basis points QoQ.

The recurrence ratio for 2Q16 was 59.2%, which compares to 62.0% reported in 2Q15 and 56.9% in 1Q16.

On a cumulative basis, administrative and promotional expenses amounted to Ps.13,904 million, reflecting a YoY increase of 8.8%. Excluding the deposit insurance fee, expenses increased by 8.2% YoY. The implementation of tight cost controls across the organization combined with strong core earnings allowed us to improve the efficiency ratio for 6M16 by 90 basis points YoY to 42.6% from 43.5% in 6M15.

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Income Taxes

In 2Q16 Santander México reported a tax expense of Ps.1,172 million compared to tax expenses of Ps.972 million in 2Q15 and Ps.1,102 million in 1Q16.

The effective tax rate for the quarter was 24.0%, which compares to 23.1% reported in 2Q15 and 23.7% paid in 1Q16. On a cumulative basis, the effective tax rate for 6M16 stood at 23.9%, 60 basis points higher than the 23.3% reported for 6M15.

Contribution to net income by subsidiary

Reported net income in 2Q16 was Ps.3,708 million, representing increases of 14.5% YoY and 4.8% QoQ.

Casa de Bolsa Santander, the brokerage business, reported a net loss of Ps.45 million in 2Q16, compared with net gain of Ps.13 million in 2Q15 and net profit of Ps.61 million in 1Q16.

The Holding (Grupo Financiero) reported a net loss of Ps.9 million in 2Q16, compared with net losses of Ps.7 million in 2Q15 and Ps.7 million in 1Q16.

Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	16/15
Banking business 1/	3,762	3,485	3,232	7.9	16.4	7,247	6,475	11.9
Brokerage	(45)	61	13	(173.8)	(446.2)	16	1	1,500.0
Holding	(9)	(7)	(7)	28.6	28.6	(16)	(23)	(30.4)
Grupo Financiero Santander México	3,708	3,539	3,238	4.8	14.5	7,247	6,453	12.3

1/Includes Sofomes

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LOAN PORTFOLIO AND ASSET QUALITY

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend, with segment diversification and growth across core businesses.

Portfolio Breakdown
Millions of Mexican pesos				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY
Commercial	351,200	327,820	301,058	7.1	16.7
Middle- market	135,030	124,346	118,177	8.6	14.3
Corporates	73,656	70,655	72,939	4.2	1.0
SMEs	63,934	62,248	58,057	2.7	10.1
Government & Financial Entities	78,580	70,571	51,885	11.3	51.5

Individuals	220,485	215,432	197,442	2.3	11.7
Consumer	95,844	93,271	84,350	2.8	13.6
Credit Cards	49,307	48,062	43,768	2.6	12.7
Other Consumer	46,537	45,209	40,582	2.9	14.7
Mortgages	124,641	122,161	113,092	2.0	10.2
Total	571,685	543,252	498,500	5.2	14.7

The total loan portfolio rose YoY by 14.7%, or Ps.73,185 million, to Ps.571,685 million in 2Q16. On a sequential basis, the total loan portfolio increased 5.2%, or Ps.28,433 million, reflecting growth in line with the market, with contributions from both retail and commercial loans.

21

Loan portfolio breakdown
Millions of Mexican pesos
	2Q16		1Q16%		2Q15%
Performing loans
Commercial	343,493	60.1	320,669	59.0	291,182	58.4

Individuals	211,256	37.0	206,431	38.0	188,510	37.8
Consumer	92,160	16.1	89,908	16.5	81,139	16.3
Credit cards	47,309	8.3	46,280	8.5	41,977	8.4
Other consumer	44,851	7.8	43,628	8.0	39,162	7.9
Mortgages	119,096	20.8	116,523	21.4	107,371	21.5
Total performing loans	554,749	97.0	527,100	97.0	479,692	96.2

Non-performing loans
Commercial	7,707	1.3	7,151	1.3	9,876	2.0

Individuals	9,229	1.6	9,001	1.7	8,932	1.8
Consumer	3,684	0.6	3,363	0.6	3,211	0.6
Credit cards	1,999	0.3	1,782	0.3	1,791	0.4
Other consumer	1,685	0.3	1,581	0.3	1,420	0.3
Mortgages	5,545	1.0	5,638	1.0	5,721	1.1
Total non-performing loans	16,936	3.0	16,152	3.0	18,808	3.8

Total loan portfolio
Commercial	351,200	61.4	327,820	60.3	301,058	60.4

Individuals	220,485	38.6	215,432	39.7	197,442	39.6
Consumer	95,844	16.8	93,271	17.2	84,350	16.9
Credit cards	49,307	8.6	48,062	8.8	43,768	8.8
Other consumer	46,537	8.1	45,209	8.3	40,582	8.1
Mortgages	124,641	21.8	122,161	22.5	113,092	22.7
Total loan portfolio	571,685	100.0	543,252	100.0	498,500	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.4% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 47.7% of the total loan portfolio. As of 2Q16, commercial loans increased 16.7% YoY, mainly reflecting our tighter requirements regarding returns on risk-weighted assets and higher competition across all segments. Mid-market loans posted good performance increasing 14.2% YoY, while SME loans and corporates loans grew 10.1% and 1.0%, respectively. SME loans grew at a slower pace compared to 1Q16 driven by slower demand in a more challenging environment and increased competition. We continued the implementation of increased rates for some products in line with market averages which impacted growth. Corporate loans posted the sharpest slowdown given that some triple A corporates continued to pre-pay their loans, which is typical in this volatile segment, and others are issuing bonds in anticipation of further rate increases. Finally, loans to government and financial entities increased 51.5% YoY, mainly reflecting loans to one of the state-owned energy companies in Mexico, as well as loans to the federal government, states and financial entities.

On a sequential basis, the commercial loan portfolio increased 7.1%, principally reflecting increases of 8.6%, 4.2% and 2.7% in middle-market, corporates and SMEs, respectively, while loans to government and financial entities rose 11.3%.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 38.6% of the total loan portfolio and increased 11.7% YoY maintaining a solid sequential growth trend across segments. Credit cards, consumer and mortgage loans represented 8.6%, 8.1%, and 21.8% of the total loan portfolio, respectively, and increased YoY by 12.7%, 14.7%, and 10.2%, respectively.

On a sequential basis, consumer loans and credit cards increased 2.9% and 2.6%, respectively, reflecting a sustained pick-up in personal and payroll loans, while credit card growth continued to accelerate and gradually

22

recover. Santander México has maintained above-market growth rates in individual loans, as we remained focused on developing new products to target medium- and high-income individuals in the open-market, while maintaining credit standards.

Asset quality

Asset quality
Millions of Mexican pesos
				% Variation
	2Q16	1Q16	2Q15	QoQ	YoY
Total loans	571,685	543,252	498,500	5.2	14.7
Performing loans	554,749	527,100	479,692	5.2	15.6
Non-performing loans	16,936	16,152	18,808	4.9	(10.0)

Allowance for loan losses	(19,447)	(18,993)	(18,643)	2.4	4.3
Charge-offs	(9,553)	(5,438)	(6,768)	75.7	41.1

Non-performing loan ratio	2.96%	2.97%	3.77%	(1)bp	(81)bp
Coverage ratio	114.8%	117.6%	99.1%	(280)bp	1,570bp
Cost of Risk*	3.22%	3.45%	3.77%	(23)bp	(55)bp

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Non-performing loans at the end of 2Q16 decreased YoY by Ps.1,872 million, or 10.0%, to Ps.16,936 million, and increased by 4.9%, or Ps.784 million QoQ.

On a YoY basis, decreases of Ps.2,169 million, or 22.0%, in commercial loans and Ps.176 million in mortgages, were partly offset by an increase of Ps.473 million, or 14.7%, in consumer loans (including credit cards). On a sequential basis, Santander México reported increases in non-performing loans of Ps.556 million, or 7.8%, in commercial loans and Ps.321 million, or 9.5%, in consumer loans (including credit cards), together with a decrease of Ps.93 million, or 1.6%, in mortgages.

The YoY decrease in non-performing commercial loans resulted from the recognition of a charge-off related to loans that were restructured during 2014 and were past due for 18 months, and from further progress by homebuilders registered in 1Q16.

The YoY and QoQ decreases in non-performing mortgage loans, mainly resulted from an internal change in the charge-off policy for the mortgages originated at Santander Hipotecario and Santander Vivienda, which was reduced from 48 months to 36 months, following the extension made in 2015 from 12 months to 36 months for those mortgages originated at the bank, thus unifying the overall charge-off criteria in this segment. This unification of criteria will continue to be gradually implemented.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 45.5%, mortgage loans 32.7% and consumer loans (including credit cards) 21.8%.

Non-Performing Loan Ratios
%	2Q16	1Q16	2Q15

Commercial	2.19	2.18	3.28

Individuals
Consumer	3.84	3.61	3.81
Credit Card	4.05	3.71	4.09
Other consumer	4.01	4.27	3.49
Mortgages	4.45	4.62	5.06
Total	2.96	2.97	3.77

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The above mentioned variations to non-performing loans led to an improvement in the NPL ratio, down to 2.96% in 2Q16, decreasing by 81 basis points from 3.77% in 2Q15 and 1 basis point lower than the 2.97% reported in 1Q16.

The NPL ratio for 2Q16 continues to reflect Santander México’s exposure to homebuilders, with non-performing loans of Ps.3,357 million, as well as the impact of Santander Vivienda’s non-performing portfolio, which as of 2Q16 amounted to Ps.1,740 million.

Our total exposure to homebuilders as of 2Q16 decreased further QoQ by Ps.148 million to Ps.3,891 million, while non-performing loans increased by Ps.26 million to Ps.3,357 million.

Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 2Q16 would have been 2.12%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

NPL Ratio
3.77%
0.43%
0.95%
2.39%
2.97%
0.32%
0.59%
2.06%
2.96%
0.27%
0.57%
2.12%
2Q15
1Q16
2Q16
Santander Vivienda
Vivienderas
Excluding Home Builders + Santander Vivienda

During 2Q16, provisions for loan losses amounted to Ps.4,511 million, which represented decreases of Ps.32 million, or 0.7%, YoY and of Ps.198 million, or 4.2%, on a sequential basis.

The 0.7% YoY decrease in provisions mainly resulted from higher provisions required last quarter when we provisioned certain loans to companies in the oil and gas sector and other corporates on our watch list, which did not require additional provisioning this quarter. Cost of risk in 2Q16 stood at 3.22%, which compares to 3.77% and 3.45% reported in 2Q15 and 1Q16, respectively.

On a cumulative basis, provisions for loan losses increased 12.1%, or Ps.994 million. This increase mainly reflects:

i)	business volume growth, particularly in payroll and credit card loans;

ii)	provisions in 1Q16 resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list; and

iii)	higher provisions in connection with mortgages (mainly related to the change in the charge-off period, explained in 1Q16).

Cost of risk for 6M16 stood at 3.29%, which compares to 3.41% in 6M15.

The coverage ratio for the quarter was 114.8%, increasing from 99.1% in 2Q15 and slightly decreasing from 117.6% in 1Q16. The YoY improvement in the coverage ratio was mainly due to lower non-performing loans in the commercial segment during 4Q15 and 1Q16, mainly reflecting the write-off made in connection with those loans restructured during 2014 and improvements in negotiations with homebuilders.

24

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

TOTAL DEPOSITS

Total deposits at the end of 2Q16 amounted to Ps.543,685 million, representing increases of 12.7% YoY and 4.8% sequentially. Demand deposits reached Ps.388,129 million, increasing 24.4% YoY and 6.5% sequentially. Term deposits reached Ps.155,556 million, decreasing 8.7% YoY and increasing 0.8% QoQ.

Santander México continues to implement its strategy of further enhancing customer service to meet the needs of each segment. Campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients have resulted in increases of 21.0% and 25.6% in demand deposits from individuals and SMEs, respectively.

LIQUIDITY COVERAGE RATIO

Pursuant Banxico’s and CNBV regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 2Q16 was 129.83% which compares to 120.52% in 1Q16. (Please refer to note 25 of this report).

25

CAPITALIZATION AND ROAE

Capitalization
Millions of Mexican Pesos	2Q16	1Q16	2Q15

Tier 1	86,041	83,730	78,324
Tier 2	24,587	22,857	21,113
Total Capital	110,628	106,587	99,437

Risk-weighted assets
Credit risk	522,686	504,696	422,127
Credit, market and operational risk	726,152	691,581	624,607

Credit risk ratios:
Tier 1 (%)	16.5	16.6	18.6
Tier 2 (%)	4.7	4.5	5.0
Capitalization ratio (%)	21.2	21.1	23.6

Total capital ratios:
Tier 1 (%)	11.8	12.1	12.5
Tier 2 (%)	3.4	3.3	3.4
Capitalization ratio (%)	15.2	15.4	15.9

Banco Santander México’s preliminary capital ratio at period end 2Q16 was 15.2%, compared to 15.9% and 15.4% at 2Q15 and 1Q16, respectively. The 15.2% capital ratio was comprised of 11.8% fundamental (CET1) and 3.4% non-fundamental (Tier 2).

As of May 2016, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category per the preliminary results dated June 2016, which is the most recent available analysis.

ROAE in 2Q16 was 12.8%, which compares with 12.1% in 2Q15 and 12.3% in 1Q16. On a cumulative basis, RoAE for 6M16 stood at 12.5%, increasing 50 basis points from the 12.0% reported for 6M15.

26

Relevant Events

Banco Santander México issued debt in the local market

On June 20, 2016, Banco Santander México issued a five-year, Ps.4,000 million bond at a variable rate of TIIE + 38 basis points.

Santander México launched Santander Plus a high-value proposition

On May 24, 2016, reflecting its goal of being the best bank in Mexico, Santander México launched Santander Plus, a unique and innovative program focused on client attraction, transactionality, loyalty and digitalization. This high-value proposition rewards loyalty, and offers significant benefits to new customers. To join the program, customers have to bring their payroll account to Santander and become a digital customer via use of internet or mobile banking. Benefits include cash backs in direct debits and in a select suite of entertainment venues, as well as preferential savings rates.

Santander México announced shareholding reorganization process

On May 12, 2016, Santander México announced that pursuant to a shareholding reorganization, Banco Santander, S.A., which directly held 51.26% of the capital stock of Santander México, entered into a share purchase agreement to acquire the 23.71% of Santander México’s capital stock held by Banco Santander S.A.’s wholly-owned subsidiary, Santusa Holding, S.L., whereby the direct share ownership of Banco Santander, S.A., increased to 74.97% of the capital stock of Santander México. The remaining 25.03% continues to trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and the New York Stock Exchange. The total share ownership of Banco Santander S.A. in Santander México did not change as a result of the shareholding reorganization.

Santander México was designated a Level III - Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (“CNBV”)

On May 5, 2016, Banco Santander México was designated a Level III - Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (“CNBV”).

This designation requires that Banco Santander México maintain a capital buffer of 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.4% as of March 31, 2016, thus already complying with this regulatory requirement.

General Ordinary Shareholders’ Meeting

On April 28, 2016, Santander México held its General Ordinary Shareholder’ Meeting and approved among other items:

•	To decree payment of a cash dividend of Ps.0.57 per share to the Company’s Shareholders for a total amount of Ps.3,844 million, which was paid on May 27, 2016.

•	The ratification of the members of the Board of Directors as indicated below:

Series “F” Non Independent Directors
D. Marcos Martínez Gavica	Chairman
D. Héctor Blas Grisi Checa	Director
D. Rodrigo Echenique Gordillo	Director
D. Ángel Rivera Congosto	Director
D. Rodrigo Brand de Lara	Director
D. Vittorio Corbo Lioi	Alternate Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Fernando Borja Mujica	Alternate Director

27

Series “F” Independent Directors
D. Guillermo Güemez García	Director
D. Joaquín Vargas Guajardo	Director
D. Juan Gallardo Thurlow	Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Series “B” Independent Directors
D. Fernando Ruíz Sahagún	Director
D. Alberto Torrado Martínez	Director
D. Gina Lorenza Diez Barroso Azcárraga	Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

Santander México appoints Chief Financial Officer

On April 27, 2016, Santander México hired Didier Mena Campos as Chief Financial Officer, reporting to Pedro Moreno, Vice President of Administration and Finance.

Santander México appoints Deputy General Director of its Global Corporate Banking division

On April 5, 2016, Santander México hired Jorge Arturo Arce as Deputy General Director of Global Corporate Banking.

Representative Transactions

Santander México acted as mandated lead organizer in financing the restructuring of Coahuila’s Prison

Santander México participated as lead arranger in financing the restructuring of a fourteen-year, Ps.5,024 billion loan for the construction of the Penitentiary Center of Coahuila. The restructuring consisted mainly of an extension to the term and amount of credit for Ps.1,424 million.

Santander México participated in the refinancing of a revolving credit facility of America Móvil

Santander México and 16 other banks participated in the refinancing of a five-year revolving credit facility for America Móvil for the euro equivalent of US$2,000 million. Santander participated with a commitment of EUR equivalent of USD 80 million.

Santander México acted as underwriter in the debt issuance of Banco Inbursa

Santander México participated as underwriter in the three-year, Ps.3,000 million debt issuance of Banco Inbursa at a variable rate of TIIE +20 basis points.

Santander México acted as underwriter in the issuance of trust bonds of Fibra Uno

Santander México participated as underwriter in the issuance of trust bonds of Fibra Uno. The transaction was carried out in three tranches under the strategy of communicating vessels and amounted to Ps.4,500 million.

Santander México acted as local and international bookrunner in the capital increase of Fibra Hipotecaria

Santander México participated as local and international bookrunner in the capital increase of Fibra Hipotecaria for Ps.3,300 million. This capital increase is aimed at acquiring mortgage loans and early repayment of liabilities.

Santander México acted as co-leader in the renovation and expansion of a revolving credit for Hy Cité México

Santander México participated as co-leader in the renovation and extension of a three-year, Ps1,100 million revolving credit facility for Hy Cité México.

Santander México participated in a revolving credit facility for Fibra Shop

Santander México participated along with other 4 banks in a three-year, Ps.3,200 million revolving credit facility for Fibra Shop.

Santander México participated in a financing for Volkswagen Leasing

Santander México participated in the financing for Volkswagen Leasing Ps.2,500 million maturing in May 2017.

28

Santander México participated in a Trade Related financing for Banco Latino Americano de Comercio Exterior (BLADEX)

Santander México participated in a one-month, Ps.119 million trade related financing for Banco Latino Americano de Comercio Exterior (BLADEX).

AWARDS & RECOGNITIONS

“Best Global Bank for SMEs” by Euromoney

On July 7, 2016, top-tier magazine Euromoney awarded Banco Santander the “Best Global Bank for SMEs”.

“One of the ten best companies to work” by Great Place to Work 2016

On April 26, 2016, Banco Santander México was ranked as one of the ten best companies to work for in the category of more than 5,000 employees in the ranking of Great Place to Work 2016, the first time that Santander is among the top ten. This recognition is the result of professionalism, pride and commitment of all employees in Santander México.

“Best Bank in Mexico” by Global Finance

On April 13, 2016, top-tier magazine Global Finance awarded Santander México the “Best Bank in Mexico” recognizing its strong performance and growth in the country.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Santander México celebrated 11 years of the Santander Award for Business Innovation

On June 8, 2016, Santander México celebrated 11 years of promoting entrepreneurship among university students through the Santander Award for Business Innovation. The award is considered the most important recognition of entrepreneurs in the country and consolidates Banco Santander as the Bank for University Students. During the past 11 years, it has involved the participation of more than 20,000 young entrepreneurs who have filed more than 5,500 business projects and has awarded more than Ps.18 million in prizes. In this eleventh edition of the Santander Award for Business Innovation, 5,572 young people from 158 universities around the country participated.

Santander México received the ESR Distinctive (Socially Responsible Company) for the 12th consecutive year

On May 4, 2016, the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded Santander México the prestigious ESR Distinctive, which recognizes companies that have met the standards set out in the strategic areas of corporate social responsibility. Santander México received this recognition for the twelfth consecutive year.

Santander México recognized by UNICEF

On April 6, 2016, the Fund Office of the United Nations Children's Fund (UNICEF) in Mexico awarded Santander México a special recognition for its contribution in excess of Ps.100 million, made through various actions and initiatives, to promote education for vulnerable children.

29

CREDIT RATINGS

On June 14, 2016 -- Moody's de México published a rating action for Banco Santander México and Casa de Bolsa Santander as follows:

Banco Santander México

Confirmed Long-term global local currency deposit and foreign currency rating of A3, Long-term Mexican National Scale deposit rating of Aaa.mx, Long-term global local currency senior unsecured debt rating of A3 and, Long-term Mexican National Scale senior unsecured debt rating of Aaa.mx (BSANT 11-3, BSANT 11-4, BSANT 15, BSANT 16), Long-term counterparty risk assessment of A2(cr) and Short-term counterparty risk assessment of Prime-1(cr). Moreover, Moody’s confirmed Long-term foreign currency senior unsecured debt rating of A3 and Long-term foreign currency subordinated debt rating of Baa3(hyb).

At the same time, Moody's downgraded Santander México's standalone baseline credit assessment (BCA) by one notch to baa2, but confirmed the bank's adjusted BCA of baa1.

Furthermore, Moody’s assigned a negative outlook.

On the same date, Moody’s assigned A3 and Aaa.mx long-term global local currency and Mexican National Scale senior unsecured debt ratings, with a negative outlook, to Santander México's issuance of Certificados Bursátiles Bancarios (BSANT 16-2).

Casa de Bolsa Santander

Moody’s confirmed Long-term global local currency issuer rating of Baa1 and downgraded Long-term Mexican National Scale issuer rating to Aa1.mx. Casa de Bolsa’s ratings outlook is negative.

This action follows the rating action taken by Moody's de México on Santander México and Casa de Bolsa Santander on April 4, 2016.

On June 17, Fitch Ratings confirmed all ratings of Casa de Bolsa Santander, Santander Consumo and Santander Vivienda.

On June 30, Moody’s and Fitch Ratings were formally requested to withdraw Santander Vivienda’s ratings related to the HICOAM-07 issuance for business reasons.

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short Term	P-2	F2

Local currency
Long term	A3	BBB+
Short Term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)	----

Short Term	P-1 (cr)	----

Standalone BCA	baa2	----
Standalone Adjusted BCA	baa1	----

Outlook	Negative	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+

Long-term senior unsecured global notes due 2022	A3	BBB+

Last publication:	Jun-17-2016	May-20-2016

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Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	May-16-2016	June-27-2016

Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale
Local currency
Long term	Baa1	----
Short term	P-2	----

National scale
Local currency
Long term	Aa1.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Negative	Stable

Last publication:	Jun-20-2016	May-20-2016

Notes:

▪ BCA = Baseline Credit Assessment

▪ SR = Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

31

2Q16 EARNINGS CALL DIAL-IN INFORMATION

Date: Wednesday, July 27, 2016

Time: 11:00 AM (MCT); 12:00 PM (US ET)

Dial-in Numbers: 1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico

Access Code: Please ask for Santander México Earnings Call

Webcast: http://public.viavid.com/index.php?id=120257

Replay: Starting: Wednesday, July 27, 2016 at 3:00 pm US ET, and Monday, August 3, 2016 at 11:59 pm US ET Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico Access Code: 13641000

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Itaú, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

•	Annualized figures consider

o	Quarterly ratio = 2Q16x4

o	YTD ratio = 6M16x2

•	Average figures are calculated using 4Q15 and 2Q16

32

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2016, Santander México had total assets of Ps.1,264 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,079 branches and 310 offices nationwide and has a total of 17,074 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.18.4646

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

33

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

34

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access: http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: www.cnbv.gob.mx

35

Consolidated balance sheet
Millions of Mexican pesos
		2016				2015
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	87,299	114,076	99,838	97,641	102,323	105,370

Margin accounts	3,565	2,104	1,943	2,608	3,181	2,844

Investment in securities	327,212	334,740	329,345	332,893	269,782	271,576
Trading securities	174,688	218,216	210,158	233,074	194,057	198,638
Securities available for sale	138,991	110,838	113,549	94,227	70,178	67,436
Securities held to maturity	13,533	5,686	5,638	5,592	5,547	5,502

Debtors under sale and repurchase agreements	10,167	5,349	5,758	9,755	19,303	7,331

Securities Lending	0	0	1	0	1	1

Derivatives	169,594	144,509	128,789	133,864	99,783	100,357
Trading purposes	157,558	132,537	116,668	116,898	90,763	89,721
Hedging purposes	12,036	11,972	12,121	16,966	9,020	10,636

Valuation adjustment for hedged financial assets	72	91	104	100	106	49

Performing loan portfolio
Commercial loans	343,493	320,669	326,979	311,781	291,182	277,921
Commercial or business activity	264,928	250,098	257,268	248,778	239,301	221,884
Financial entities loans	9,622	8,023	9,841	5,883	5,745	5,444
Government entities loans	68,943	62,548	59,870	57,120	46,136	50,593
Consumer loans	92,160	89,908	88,029	85,010	81,139	74,714
Mortgage loans	119,096	116,523	114,489	110,894	107,371	104,645
Total performing loan portfolio	554,749	527,100	529,497	507,685	479,692	457,280

Non-performing loan portfolio
Commercial loans	7,707	7,151	8,596	9,182	9,876	9,155
Commercial or business activity	7,692	7,151	8,593	9,179	9,872	9,152
Government entities loans	15	0	3	3	4	3
Consumer loans	3,684	3,363	3,664	3,263	3,211	2,799
Mortgage loans	5,545	5,638	5,988	5,907	5,721	5,504
Total non-performing portfolio	16,936	16,152	18,248	18,352	18,808	17,458
Total loan portfolio	571,685	543,252	547,745	526,037	498,500	474,738

Allowance for loan losses	(19,447)	(18,993)	(19,743)	(19,415)	(18,643)	(17,382)
Loan portfolio (net)	552,238	524,259	528,002	506,622	479,857	457,356

Accrued income receivable from securitization transactions	114	112	73	76	97	128
Other receivables (net)	83,766	77,433	61,083	71,361	62,629	93,035
Foreclosed assets (net)	645	557	557	536	387	383
Property, furniture and fixtures (net)	5,305	5,464	5,556	5,416	5,279	5,378
Long-term investment in shares	125	183	182	155	139	172
Deferred taxes and deferred profit sharing (net)	17,186	17,912	18,097	16,598	16,857	16,737
Deferred charges, advance payments and intangibles	6,549	6,020	5,328	5,058	5,057	5,180
Other	208	204	201	199	191	200

Total assets	1,264,045	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

36

Consolidated balance sheet
Millions of Mexican pesos
		2016				2015
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	592,923	563,874	556,555	527,103	514,371	489,572
Demand deposits	388,129	364,480	347,786	325,928	311,891	292,441
Time deposits – general public	116,829	114,350	121,501	123,315	119,154	122,408
Time deposits – money market	38,727	40,002	47,145	43,470	51,160	44,281
Credit instruments issued	49,238	45,042	40,123	34,390	32,166	30,442

Bank and other loans	58,416	62,536	62,455	59,687	55,411	72,918
Demand loans	7,281	8,114	9,267	11,046	13,521	23,625
Short-term loans	25,292	28,840	26,968	24,346	17,540	25,157
Long-term loans	25,843	25,582	26,220	24,295	24,350	24,136

Creditors under sale and repurchase agreements	149,304	180,394	194,224	187,015	156,999	148,043

Securities Lending	0	0	0	0	1	1

Collateral sold or pledged as guarantee	30,822	32,477	24,623	34,180	27,403	28,835
Repurchase	4,891	4,863	1,019	0	0	0
Securities loans	25,931	27,614	23,604	34,180	27,403	28,835

Derivatives	179,829	147,916	134,357	132,171	101,019	96,722
Trading purposes	167,428	139,996	124,801	123,129	95,125	91,732
Hedging purposes	12,401	7,920	9,556	9,042	5,894	4,990

Other payables	110,241	105,441	75,955	107,750	79,689	100,493
Income taxes payable	8	226	765	532	4	2
Employee profit sharing payable	134	295	239	177	121	269
Creditors from settlement of transactions	56,136	70,025	41,573	71,909	49,529	66,988
Payable for cash collateral received	17,528	13,875	14,275	14,420	8,290	10,472
Sundry creditors and other payables	36,435	21,020	19,103	20,712	21,745	22,762

Subordinated credit notes	24,410	22,445	22,788	22,000	20,706	19,849

Deferred revenues and other advances	594	613	351	387	502	661

Total liabilities	1,146,539	1,115,696	1,071,308	1,070,293	956,101	957,094

Paid-in capital	48,372	48,399	48,316	48,172	48,170	48,148
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	12,015	12,042	11,959	11,815	11,813	11,791

Other capital	69,134	68,918	65,233	64,417	60,701	60,855
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,944
Retained earnings	59,142	62,982	48,837	52,050	52,043	55,574
Result from valuation of available for sale securities, net	(370)	(320)	(513)	(574)	(563)	(543)
Result from valuation of cash flow hedge instruments, net	1,170	777	813	1,070	814	656
Result from holding non-monetary assets	(10)	(15)	0	0	0	0
Net income	7,247	3,539	14,141	9,917	6,453	3,215
Non-controlling interest	11	11	11	10	10	9
Total stockholders´ equity	117,506	117,317	113,549	112,589	108,871	109,003

Total liabilities and stockholders´ equity	1,264,045	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

37

Consolidated balance sheet
Millions of Mexican pesos
		2016				2015
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	162	205	94	121	145	60
Liquidation of client transactions	2	1,476	394	(671)	62	(278)
Dividends on behalf of clients	1	0	1	1	1	1

Custody services
Assets under custody	118,057	122,255	128,064	144,951	141,396	158,785

Transactions on behalf of third parties
Sale and repurchase agreements	37,282	7,383	6,763	19,814	29,044	34,440
Security loans on behalf of clients	747	890	628	665	1,196	1,110
Collaterals received as guarantee on behalf of clients	462	296,256	296,865	296,958	281,112	279,132
Acquisition of derivatives	235,503	160,254	175,813	214,947	208,131	202,608
Sale of derivatives	192,368	157,539	165,376	170,745	206,769	227,950

Total on behalf of third parties	584,584	746,258	773,998	847,531	867,856	903,808

Proprietary record accounts

Contingent assets and liabilities	95	98	395	456	535	433

Credit commitments
Trusts	149,515	142,872	141,287	140,977	140,498	135,613
Mandates	237	237	243	251	252	252

Assets in custody or under administration	3,403,913	3,423,704	3,346,631	3,367,587	3,362,950	3,359,287

Credit commitments	154,039	148,192	138,560	147,215	137,307	144,283

Collateral received	90,757	79,456	59,377	90,808	65,160	55,814

Collateral received and sold or pledged as guarantee	55,575	42,568	22,609	37,592	12,166	11,853

Uncollected interest earned on past due loan portfolio	1,505	3,037	1,876	2,916	2,172	2,675

Other record accounts	974,435	1,065,204	971,117	855,665	775,735	703,793

Total proprietary record accounts	4,830,071	4,905,368	4,682,095	4,643,467	4,496,775	4,414,003

Total memorandum accounts	5,414,655	5,651,626	5,456,093	5,490,998	5,364,631	5,317,811

38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

39

Consolidated statement of income
Millions of Mexican pesos
			2016					2015
	6M	2Q	1Q	6M	4Q	3Q	2Q	1Q
Interest income	36,021	18,114	17,907	30,481	17,296	15,996	15,660	14,821
Interest expense	(12,504)	(6,297)	(6,207)	(10,090)	(5,865)	(5,186)	(5,194)	(4,896)
Net interest income	23,517	11,817	11,700	20,391	11,431	10,810	10,466	9,925

Provisions for loan losses	(9,220)	(4,511)	(4,709)	(8,226)	(4,424)	(4,594)	(4,543)	(3,683)
Net interest income after provisions for loan losses	14,297	7,306	6,991	12,165	7,007	6,216	5,923	6,242

Commission and fee income	9,660	5,047	4,613	8,970	4,603	4,673	4,771	4,199
Commission and fee expense	(2,069)	(1,065)	(1,004)	(1,661)	(826)	(987)	(760)	(901)
Net gain (loss) on financial assets and liabilities	1,297	602	695	1,335	347	583	540	795
Other operating income	241	5	236	348	706	325	109	239
Administrative and promotional expenses	(13,904)	(7,015)	(6,889)	(12,780)	(6,437)	(6,426)	(6,391)	(6,389)
Operating income	9,522	4,880	4,642	8,377	5,400	4,384	4,192	4,185

Equity in results of associated companies	0	0	0	38	28	15	19	19

Operating income before income taxes	9,522	4,880	4,642	8,415	5,428	4,399	4,211	4,204

Current income taxes	(1,371)	(573)	(798)	(2,048)	(2,242)	(703)	(1,061)	(987)
Deferred income taxes (net)	(903)	(599)	(304)	87	1,038	(232)	89	(2)

Income from continuing operations	7,248	3,708	3,540	6,454	4,224	3,464	3,239	3,215

Consolidated net income	7,248	3,708	3,540	6,454	4,224	3,464	3,239	3,215

Non-controlling interest	(1)	0	(1)	(1)	0	0	(1)	0
Net income	7,247	3,708	3,539	6,453	4,224	3,464	3,238	3,215

40

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

41

Consolidated statements of changes in stockholders’ equity
From January 1st to June 30, 2016
Millions of Mexican Pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Result from holding non-monetary assets	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2015	36,357	11,959	1,944	48,837	(513)	813	0	14,141	10	113,548
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				14,141				(14,141)		0
Dividends declared				(3,844)						(3,844)
TOTAL	0	0	0	10,297	0	0	0	(14,141)	0	(3,844)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					143					143
Result from valuation of cash flow hedge instruments, net						357				357
Recognition of share-based payments		(24)								(24)
Shares held by treasury		80		3						83
Recoveries of allowance for loan losses previously applied to retained earnings				5						5
Measurements defined benefit employees							(10)			(10)
Net income								7,247	1	7,248

TOTAL	0	56	0	8	143	357	(10)	7,247	1	7,802

BALANCE AS OF JUNE 30, 2016	36,357	12,015	1,944	59,142	(370)	1,170	(10)	7,247	11	117,506

42

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

43

Consolidated statement of cash flows
From January 1st to June 30, 2016
Millions of Mexican pesos

OPERATING ACTIVITIES
Net income		7,247
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(3,438)
Depreciation of property, furniture and fixtures	480
Amortizations of intangible assets	595
Current and deferred income taxes	2,274
Deferred employee profit sharing	(3)
Provisions	435	343
		7,590

OPERATING ACTIVITIES
Margin accounts		(1,623)
Investment in securities		10,133
Debtors under sale and repurchase agreements		(4,409)
Derivatives-asset		(38,187)
Loan portfolio-net		(23,250)
Accrued income receivable from securitization transactions		(41)
Foreclosed assets		(89)
Other operating assets		(23,673)
Deposits		35,709
Bank and other loans		(4,040)
Creditors under sale and repurchase agreements		(44,920)
Collateral sold or pledged as guarantee		6,198
Derivatives-liability		36,586
Subordinated credit notes		263
Other operating liabilities		34,815
Payments of income taxes		(2,166)

Net cash provided by (used in) operating activities		(11,104)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		2
Payments for acquisition of property, furniture and fixtures		(230)
Cash dividends received		58
Payments for acquisition of intangible assets		(947)

Net cash provided by (used in) investing activities		(1,117)

FINANCING ACTIVITIES

Proceeds from associated for purchase of treasury shares		83
Cash payment of dividends		(3,844)
Recovery of reserves previously applied to retained earnings		5

Net cash used in financing activities		(3,756)

Net increase in cash and cash equivalents		(15,977)

Adjustment to cash flows for changes in exchange rate		3,438

Funds available at the beginning of the year		99,838

Funds available at the end of the year		87,299

44

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access: http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

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Significant accounting policies

New accounting principles

Modifications in accounting criteria issued by the Commission

On November 25, 2015 several amendments to the accounting criteria for credit institutions were published in the Federal Official Gazette. The purpose of these amendments is to make the necessary adjustments to the accounting criteria of credit institutions for the operations they perform, in order to have reliable financial information. These amendments went into effect on January 1, 2016.

a.	Accounting Criterion C-5, Consolidation of special-purpose entities, is eliminated.

b.	The following are added as part of the accounting criteria of the Commission: Norma de Información Financiera (NIF) C-18, Obligations associated with the retirement of property, plant and equipment, and NIF C-21, Agreements with joint control, due to the enactment of such standards by the Consejo Mexicano de Normas de Información Financiera, A.C. (CINIF).

c.	For the consolidated financial statements, it is established that those special-purpose entities (SPE) created before January 1, 2009 in which control was maintained, will not be required to apply the provisions contained in NIF B-8, Consolidated or combined financial statements, in relation to their consolidation.

d.	It is established that overdrafts on checking accounts of customers who do not have a credit line for such purposes, will be classified as overdue debts and at the same time as such classification an estimate must be established for the total amount of such overdraft at the time this occurs.

e.	It is established that the net asset for defined benefits to employees must be presented on the balance sheet under the heading of “Other assets”.

f.	It is specified that the applicable regulation must be applied according to that set forth by Banco de México to include the purchase of foreign currencies which are not considered derivatives, as “Funds available”.

g.	It is established that if the balance of foreign currencies to be received offset with foreign currencies to be delivered should reach a negative balance, such item must be presented under the heading of “Other payables”.

h.	It is established that if any item of restricted funds available should reach a negative balance, such item must be presented under the heading “Other payables”. Previously, restricted funds available were not considered for such presentation.

i.	The definition of “Transaction costs” in Accounting Criterion B-2, Investments in securities and in Accounting Criterion B-5, Derivatives and hedge operations, is modified.

j.	The definitions of “Borrower”, “Appraisal Percentage Guarantees”, “Payment capacity”, “Extended Portfolio”, “Assignment of Credit Rights”, “Consolidation of Credits”, “Debtor of Credit Rights”, “Vendor of Discounted Receivables”, “Financial Factoring”, “Purchaser of Discounted Receivables”, “Line of Credit”, “Discount Transaction”, “Special Repayment Regime”, “Ordinary Repayment Regime” and “Housing Subaccount”, are incorporated into Accounting Criterion B-6, Loan Portfolio

k.	The definition of “Renewal” is modified in Accounting Criterion B-6, Loan Portfolio, to now consider it as that transaction in which the loan balance is settled partially or totally, through an increase in the total amount of the loan, or using the proceeds derived from another loan contracted with the same entity, involving either the same debtor, a joint obligor of such debtor, or another person who, due to his asset ties, represents common risks.

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l.	“Mortgage Loans” are defined as those credits intended for remodeling or improvement of the home which are backed by the savings in the borrower’s housing subaccount, or have a security interest granted by a development bank or a public trust established by the Federal Government for economic development.

m.	Loans for financial factoring, discount and credit right assignment operations are incorporated in the definition of “Commercial Loans”.

n.	It is clarified that a loan will not be considered as renewed for any dispositions made during the effective term of a pre-established line of credit, provided that the borrower has settled the total amount of the payments which are due and payable under the original loan conditions.

o.	It is established that when credit dispositions made under a line of credit are restructured or renewed independently from the line of credit which supports them, they must be assessed in accordance with the characteristics and conditions applicable to the restructured or renewed disposition or dispositions.

When as a result of such evaluation it is concluded that one or more dispositions granted under a line of credit should be transferred to overdue portfolio due to the effect of their restructuring or renewal and such dispositions, individually or collectively, represent at least 40% of the total disposed balance of the line of credit at the date of the restructuring or renewal, such balance, as well as its subsequent dispositions, must be transferred to overdue portfolio as long as there is no evidence of sustained payment of the dispositions which originated the transfer to overdue portfolio, and the total dispositions granted under the line of credit fulfilled the due and payable obligations at the date of transfer to current portfolio.

The aforementioned percentage is applicable as of January 1, 2016, and will be reduced to 30% for the year 2017, and 25% for the year 2018 and thereafter.

p.	It is established that in the case of loans acquired from INFONAVIT or the FOVISSSTE, where there is an obligation to respect the terms which the aforementioned agencies contracted with the borrowers, sustained payment of the loan is deemed to exist when the borrower has timely settled the total due and payable amount of principal and interest, of at least one repayment in the credits under the Ordinary Repayment Regime (ROA) and three repayments for the loans under the Special Repayment Scheme (REA).

q.	It is stipulated that for restructurings of loans with periodic payments of principal and interest whose repayments are less than or equal to 60 days in which the periodicity of payment is modified to shorter periods, the number of repayments equivalent to three consecutive repayments under the original loan payment scheme must be considered.

r.	The assumptions are established to consider that sustained payment exists for those loans with a single payment of principal at maturity, regardless of whether the payment of interest is periodic or at maturity, as follows:

i.	The borrower must have paid at least 20% of the original loan amount at the time of the restructuring or renewal, or,

ii.	The amount of the accrued interest must have been paid in accordance with the payment scheme for the respective restructuring or renewal at a term of 90 days.

s.	With regard to consolidated loans, if two or more loans originated the transfer to overdue portfolio of the total balance of the consolidated loan, to determine the repayments required to consider their sustained payment, the original loan payment scheme whose repayments are equal to the longest repayment period must be considered. Previously the practice was to give the treatment for the worst of the credits to the total balance of the restructuring or renewal.

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t.	It is established that evidence must be made available to the Commission when demonstrating sustained payment to substantiate that the borrower has the appropriate payment capacity at the time the restructuring or renewal is performed, so as to meet the new loan conditions.

u.	It is clarified that the advance payment of installments of restructured or renewed loans, different from those with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, is not considered to be sustained payment. This is the case with repayments of restructured or renewed loans which are paid before the calendar day’s equivalent to loans with repayments that cover periods greater than 60 calendar days have elapsed.

v.	The extension of the loan term is incorporated as a restructuring situation.

w.	The respective standards for the recognition and valuation of financial factoring, discounting and credit right assignment transactions are included.

x.	It is established that commissions and fees different from those collected for granting the credit will be recognized in results of the year on the date that they are accrued, and if part or all of the consideration received for the collection of the respective commission or fee is received before the accrual of the respective income, such advance must be recognized as a liability.

y.	The item stating that overdrafts in customer checking accounts should be reported as overdue portfolio is eliminated.

z.	It is established that repayments which have not been fully settled under the terms originally agreed and are 90 days or more in arrears with the payments related to the loans which the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective REA or ROA payment modality, as well as the loans made to individuals for the remodeling or improvement of the home for no speculative purposes which are backed by the savings from the borrower’s housing subaccount, will be considered as overdue portfolio.

aa.	The transfer to overdue portfolio of the loans referred to in the preceding point will be subject to the exceptional deadline of 180 or more days in arrears as of the date on which:

i.	The loan resources are disposed of for the purpose for which they were granted,

ii.	The borrower begins a new employment relationship in which he has a new employer, or

iii.	The partial payment of the respective repayment was received. The exception contained in this subsection will be applicable provided that it refers to credits under the ROA scheme, and each of the payments made during such period represents at least 5% of the repayment agreement.

bb.	It is specified that loans with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, will be considered as overdue portfolio as long as there is no evidence of sustained payment.

cc.	It will be considered that loans granted under a new line of credit, revolving or not, which are restructured or renewed at any time, may remain in current portfolio provided that there are grounds to justify the payment capacity of the debtor. Furthermore, the borrower must have:

i.	Settled the total amount of due and payable interest;

ii.	Settled all of the payments for which he is liable under the terms of the contract at the date of the restructuring or renewal.

dd.	Additionally, with respect to loans granted under a given line of credit, they shall be evaluated taking into account the characteristics and conditions applicable to restructured or renewed loans whenever such restructuring or renewal is made independently from the line of credit to which they are related.

49

If such evaluation concludes that one or more of the loans granted under a line of credit should be transferred to the overdue portfolio as a result of the restructuring or renewal, and if such loans represent, individually or in the aggregate, at least 25% of the total outstanding amount of the line of credit at the date of the restructuring or renewal, the outstanding amount, as well as any subsequent loans granted, shall be transferred to the overdue account until there are no evidences of sustained payment of the loans that led to the transfer to the overdue portfolio, and that all loans given under the line of credit have complied with the required obligations as of the date of the transfer to the current portfolio.

ee.	The requirement that the borrower must have paid the total amount of the interest accrued at the date of renewal or restructuring to consider that a loan remains current will be considered as fulfilled, when after the interest accrued at the final cutoff date has been paid, the term elapsed between such date and the restructuring or renewal does not exceed the lower of half of the payment period under way or 90 days.

ff.	Current loans with periodic partial payments of principal and interest which are restructured or renewed more than once may remain in current portfolio if there are elements to justify the payment capacity of the debtor. It is specified that in the case of commercial loans, such elements must be duly documented and placed in the loan file.

gg.	If different loans granted by the same entity to the same borrower are consolidated in a restructuring or renewal, each of the consolidated loans must be analyzed as if they were restructured or renewed separately and, if as a result of such analysis it is concluded that one or more of such loans would have been transferred to overdue portfolio due to the effect of such restructuring or renewal, then the total balance of the consolidated loan must be transferred to overdue portfolio.

hh.	With regard to presentation standards in the balance sheet and the statement of income, it is established that:

i.	Housing loans acquired from the INFONAVIT or the FOVISSSTE must be segregated inside the current portfolio, into ordinary portfolio and extended portfolio.

ii.	It is specified that the amount of loans for financial factoring, discount and credit rights assignment transactions will be presented net of the respective appraisal percentage guarantee.

iii.	Any commissions received before the accrual of the respective revenue will be presented under the heading of “Deferred credits and advance collections”.

iv.	The financial revenue accrued in the financial factoring, discount and credit rights assignment transactions will be considered as interest income.

ii.	With regard to disclosure standards, new requirements are incorporated such as:

i.	Breakdown of the restricted current portfolio and unrestricted and overdue portfolio for the media and residential portfolio, low income portfolio, remodeling or improvement secured by the housing subaccount and loans acquired from the INFONAVIT or the FOVISSSTE, segregated into ordinary portfolio and extended portfolio.

ii.	Total amount and number of loans acquired from the INFONAVIT or the FOVISSSTE transferred to overdue portfolio, as well as the total amount of loans that were not transferred to overdue portfolio, segregated into loans that the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective REA or ROA payment modality, and loans granted to individuals for remodeling or improving the home for no speculative purposes, which are backed by the savings of the borrower’s housing subaccount.

50

iii.	Principal characteristics of the loans acquired from the INFONAVIT or the FOVISSSTE, describing at least those related to their classification as extended portfolio, ROA and REA, together with those related to the assignment of such credits.

iv.	Description of the obligation and rights held by the INFONAVIT and FOVISSSTE in relation to the portfolio acquired by the entity.

v.	Identification by type of loan for the medium and residential portfolio, low income portfolio, remodeling or improvement guaranteed by the housing subaccount, and loans acquired from the INFONAVIT or FOVISSSTE of the balance of the overdue portfolio as of the date on which it was classified as such, in the following terms: from 1 to 180 calendar days, from 181 to 365 calendar days, from 366 calendar days to two years, and more than two years in overdue portfolio.

vi.	Total amount of housing loans backed by the housing subaccount, broken down into current and overdue portfolio and specifying the percentage which it represents of the total housing loans.

vii.	Total accumulated amount of the restructuring or renewal by type of loan, differentiating that originated in the exercise of those consolidated loans transferred to overdue portfolio as of result of a restructuring or renewal, from those restructured loans to which the criteria for the transfer to overdue portfolio were not applied.

jj.	It is established in Accounting Criterion B-7, Foreclosed assets, that in the case of assets whose valuation to determine fair value may be made through an appraisal, the latter must comply with the requirements established by the Commission for providers of bank appraisal services.

kk.	It is clarified in Accounting Criterion C-2, Securitization transactions, that in the case of stock market instruments executed and recognized in the consolidated financial statement prior to January 1, 2009, it will not be necessary to reevaluate the transfer of recognized financial assets prior to such date.

In this regard, the principal effects that this exception might have on such financial statements should be disclosed in notes to the financial statements, as well as the effects of recognition of the adjustments for valuation of the profits on the remnant of the assignee (recognized in results or in stockholders’ equity) and of the asset or liability recognized for administration of transferred financial assets.

ll.	The definition of “Agreement with Joint Control”, “Joint Control” is incorporated, and the definition of “Associated Company”, “Control” “Holding Company”, “Significant Influence”, “Related Parties” and “Subsidiary” is modified in Accounting Criterion C-3, Related parties.

mm.	Individuals or business entities which, directly or indirectly, through one or more intermediaries exert significant influence on, are significantly influenced by, or are under significant influence of the entity, as well as agreements with joint control in which the entity participates, are now considered to be related parties.

nn.	The disclosure requirements contained in Accounting Criterion C-3, Related parties, are extended to agreements with joint control.

oo.	As an amendment to Accounting Criterion C-4, Information by segments, the purchase and sale of foreign currency is incorporated within the segment of Treasury and investment banking operations.

pp.	Different modifications are made to the presentation of the balance sheet to incorporate the opening of the current and overdue home loan portfolio in the following segments: medium and residential, low income, loans acquired from the INFONAVIT or FOVISSSTE, and remodeling and improvement with collateral granted by the development bank or public trusts.

51

qq.	The requirement is established to present on the balance sheet as a liability under the heading “Inactive global deposits account”, the principal and interest on deposit instruments which do not have a date of maturity or, when they do, they are renewed automatically, as well as the transfers or expired or unclaimed investments referred to in article 61 of the Credit Institutions Law.

rr.	A heading named “Re-measurements for defined benefits to employees” is added as part of earned capital on the balance sheet, as a result of the enactment of NIF D-3, Employee benefits.

ss.	The heading “Collateral granted” is incorporated at the foot of the balance sheet within memorandum accounts.

tt.	It is specified that insurance and bonding, technical assistance expenses, maintenance expenses, fees different from those paid to the IPAB and consumables and fixtures should be included in the statement of income.

uu.	The statement of changes in stockholder’s equity should include re-measurements for defined benefits to employees as part of movements inherent to the recognition of comprehensive income, as a result of the enactment of NIF D-3, Employee benefits.

NIF issued by the CINIF applicable to the Institution

New NIF D-3, Employee Benefits

At January 2015, the CINIF issued several amendments to NIF D-3, Employee Benefits.

These amendments came into effect from at January 1, 2016.

The principal modifications derived from the application of this new NIF D-3 in Santander México’s financial information are as follows:

•	Discount rate for liabilities - Defined Benefits Obligation (DBO)

-	The discount rate to calculate the DBO will be determined by taking the market rate of high-quality corporate bonds, provided that there is a deep market for such bonds. Otherwise, the market rate of the bonds issued by the federal government must be taken.

•	Recognition of actuarial gains and losses

-	The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

-	The accumulated balance of retained earnings and accumulated losses as of December 31, 2015 will be recognized as part of stockholders’ equity and in liabilities as of January 1, 2016.

-	Any actuarial gains and losses generated as of January 1, 2016 will be treated as re-measurements for defined benefits to employees, and will be recognized in stockholders’ equity and in liabilities.

•	Amortization of actuarial gains and losses

-	The actuarial gains and losses recognized in stockholders’ equity must be recycled to results in the Remaining Useful Life of the Plan.

•	Expected return on plan assets

-	The expected return on the plan assets will be estimated with the discount rate of the liabilities instead of the expected rate of return for the fund.

Due to the enactment of the NIF D-3, on December 31, 2015 the Commission issued different transitory articles to the “Resolution amending the General provisions applicable to credit institutions”, published in the Federal Official Gazette on November 9, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan

52

amendments (past service) and the accumulated balance of the plan’s actuarial gains and losses not recognized for entities which used “corridor” approach progressively at the latest on December 31 of each year.

If the option is taking to progressively apply the aforementioned balances, the recognition of such balances should begin in the year 2016, recognizing 20% in that year and another 20% in each of the subsequent years, until reaching 100% within a maximum term of five years.

The re-measurements of gains and losses from the defined benefits plan which should be recognized at the end of each period, together with their respective recycling to results of the year, should be calculated on the total amount of the plan’s gains or losses; i.e., on the aggregate of the plan’s actuarial gains or losses, plus those not recognized on the balance sheet of the credit institutions.

Credit institutions which elect to apply this option must report their decision to the Commission at the latest by January 31, 2016.

By the same token, if all or part of the remnant effect is recognized before the established deadlines, the Commission must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, provided that at least 20% or the total remnant is recognized in the respective year.

Credit institutions which applied any of the aforementioned options should disclose the adjustments derived from applying the option in question in the public financial reporting communications for the years 2016 and up to that in which the progressive recognition of the aforementioned effects is concluded.

In this regard, the initial effect that the application of the NIF D-3 in subsequent years due to the accumulated balance of actuarial losses not recognized as of December 31, 2015 is $2,771 million. This balance will be recognized within Earned capital under the heading of “Re-measurements for employee defined benefits” as of the year 2016, recognizing 20% of the accumulated balance in such year and an additional 20% in each of the subsequent years until reaching 100% over a maximum five-year period.

Furthermore, this accumulated balance of actuarial losses not recognized as of December 31, 2015 will be recycled to results during the Useful Life of the Plan, which fluctuates between 9.5 and 14 years depending on the respective benefit.

During the second quarter of 2016, Santander Mexico has not made any accounting recognition of the option used.

If the option was not applied as indicated above, Santander Mexico had recognized and presented in the consolidated balance sheet an increase in "Provision for employee benefits" and a decrease in Earned capital under the heading of “Re-measurements for employee defined benefits” for an amount of $ 2.771 million.

NIF and Interpretations of the NIF (INIF) Enacted

The CINIF has issued the following NIFs and INIF:

a.	Effective as of January 1, 2016:

INIF 21, Recognition of payments for employee separation

b.	Effective as of January 1, 2018:

NIF C-2, Investment in financial instruments

NIF C-3, Accounts receivable

NIF C-9, Provisions, contingencies and commitments

NIF C-16, Impairment on financial instruments receivable

NIF C-19, Financial instruments payable

53

NIF C-20, Financial instruments receivable

NIF D-1, Revenue from contracts with customers

NIF D-2, Costs from contracts with customers

Improvements to NIF 2016

The following improvements were issued, effective January 1, 2016, which generate accounting changes:

NIF B-7, Business acquisitions – Clarifies that the acquisition and/or merger of entities under common control, and the acquisition of noncontrolling equity or the sale without losing control of the subsidiary, are outside the scope of this NIF, regardless of how the amount of the consideration was determined.

NIF C-1, Cash and cash equivalents and NIF B-2, Statement of cash flows – Modified to consider foreign currency as cash and not as cash equivalents. Clarifies that both the initial and subsequent valuation of cash equivalents must be at fair value.

Bulletin C-2, Financial instruments and Document of amendments to Bulletin C-2 –

i)	The definition of financial instruments available for sale is modified to clarify that they are those in which investment is made from time to time with the intention of trading them over the medium-term prior to maturity, so as to obtain profits based on changes in market value, and not only through their related returns.

ii)	Criteria for classifying a financial instrument as available for sale is clarified to prohibit such classification when i) the intention is to hold it for an indefinite period, ii) the entity is willing to sell the financial instrument, iii) it has a sale or redemption option on the instrument, and iv) the issuer of the instrument has the right to liquidate the financial instrument at an amount significantly lower than its amortized cost.

iii)	The concept of purchase expenses is eliminated and the definition of transaction costs is incorporated.

iv)	The reversal of impairment losses from financial instruments held to maturity is allowed, in the net income or loss for the period.

NIF C-7, Investments in associates, joint ventures and other permanent investments – Establishes that contributions in kind should be recognized at the fair value that was negotiated between owners or shareholders, unless they are the result of debt capitalization, in which case they should be recognized for the capitalized amount.

Bulletin C-10, Financial derivatives and hedge transactions-

a.	The method to be used to measure the effectiveness should be defined, which should be evaluated at the beginning of the hedge, in the following periods and at the date of the financial statements.

b.	Clarifies how to designate a primary position.

c.	The accounting for the transaction costs of a financial derivative is modified to be recognized directly in the net income or loss of the period at acquisition, and not deferred and amortized during its effective term.

d.	Clarifications are made on the recognition of embedded derivatives.

The following improvements were issued which do not generate accounting changes:

NIF C-19, Financial instruments payable (FIP) - Clarifications are made with regard to: i) the definition of transaction costs, ii) when amortization of the transaction costs should be recalculated, iii) the entity should demonstrate, as support for its accounting policy, that it complies with the conditions for designating a financial liability at fair value through net income or loss, and iv) disclosing the gain or loss when an FIP is

54

derecognized and the fair values of significant long-term fixed-rate liabilities. Furthermore, an appendix is incorporated as support in the determination of the effective interest rate.

NIF C-20, Financial instruments receivable – Changes are incorporated to clarify and explain various concepts due to the issuance of the new NIF related to financial instruments and the final issuance of IFRS 9, Financial Instruments. The most important of these include: transaction costs and related amortization, effective interest rate, impairment, foreign-currency instruments, reclassification between fair value debt instruments and financial instruments receivable, the value of money over time and disclosure of qualitative and quantitative information.

Changes in accounting estimates applicable in 2016

Methodology to determine the loan loss provisions of consumer loan portfolios related to credit cards transactions and other revolving loans.

On December 16, 2015 the CNBV issued amendments to the Dispositions enacted to credit institutions that modified the methodology applicable for rating of the consumer loan portfolios related to credit card transactions and other revolving loans, with the aim of calculating more precisely the loan loss provisions considering the possible risks related to the payment behavior and debt capacity of their customers. Those amendments are consistent with the expected loss model which is the base of the methodology for rating of the loan portfolio, seeking the adequate solvency and stability of the credit institutions.

Such amendments entered into force April 1, 2016 and established that the credit institutions must have constituted 100 per cent of the amount of the loan loss provisions of consumer loans related to credit card transactions as a result of the application to the aforementioned methodology no later than six months after its entrance into force date.

As of June 30, 2016, the Financial Group have no constituted the amount of the loan loss provisions of consumer loans related to credit card transactions accordingly.

Special Accounting Criteria applicable in 2016

Pursuant to the decline in oil prices and the accounts payable to their SMEs suppliers and the effects on individuals living in the affected geographical areas (which have the main source in oil revenues), by memorandum number P-021/2016 dated May 2, 2016, the CNBV approved the application of special accounting methods to credit institutions, in effect until December 31, 2016, which allow to exempt from consideration as restructured credits and non-performing loans in terms of the Annex 33 B-6 of the Sole Circular for Credit Institutions, the restructured and/or renewed operations for customers in the affected geographical areas. As of June 30, 2016, the Financial Group only have one consumer loan of Ps.87,000, without having seen benefits in non-performing loans, provisions or equity.

55

Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

		JUNE 2016			JUNE 2015			JUNE 2014
		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share
	7,247	6,779,180,175	1.07	6,453	6,778,001,882	0.95	6,946	6,774,916,176	1.03
Treasury shares		7,214,738			8,393,031			11,478,737

Diluted earnings per share	7,247	6,786,394,913	1.07	6,453	6,786,394,913	0.95	6,946	6,786,394,913	1.02

Plus loss / less (profit):

Discontinued operations

Continued fully diluted earnings per share	7,247	6,786,394,913	1.07	6,453	6,786,394,913	0.95	6,946	6,786,394,913	1.02

Balance outstanding shares as of june 30, 2016	6,779,734,339

56

Consolidated Balance Sheet by Segment
Millions of Mexican Pesos
	As of June 30, 2016			As of June 30, 2015
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	49,784	24,338	13,177	44,896	24,980	32,447
Margin Accounts	0	3,565	0	0	3,181	0
Investment in securities	0	171,472	155,740	0	193,726	76,056
Debtors under sale and repurchase agreements	0	10,167	0	0	19,303	0
Securities loan	0	0	0	0	1	0
Derivatives	0	157,702	11,892	0	90,763	9,020
Valuation adjustment for hedged financial assets	0	0	72	0	0	106
Total loan portfolio	449,430	122,227	28	394,355	104,112	33
Allowance for loan losses	(15,976)	(3,471)	0	(14,152)	(4,491)	0
Loan Portfolio (net)	433,454	118,756	28	380,203	99,621	33
Accrued income receivable from securitization transactions	0	0	114	0	0	97
Other receivables (net)	865	72,220	10,681	1,202	48,902	12,525
Foreclosed assets (net)	486	159	0	333	54	0
Properties, furniture and fixtures (net)	4,483	756	66	4,461	752	66
Long-term investments in shares	0	0	125	0	0	139
Deferred taxes and deferred profit sharing (net)	0	0	17,186	0	0	16,857
Other assets	1,718	1,019	4,020	1,662	790	2,796
Total assets	490,790	560,154	213,101	432,757	482,073	150,142

Liabilities
Deposits	391,442	89,664	62,579	351,125	68,163	62,917
Credit instruments issued	0	15,444	33,794	0	10,046	22,120
Bank and other loans	24,943	266	33,207	17,112	1	38,298
Creditors under sale and repurchase agreements	8,928	140,376	0	12,455	144,544	0
Securities loan	0	0	0	0	1	0
Collateral sold or pledged as guarantee	0	30,822	0	0	27,403	0
Derivatives	0	167,428	12,401	0	95,125	5,894
Other payables	21,609	74,105	14,527	20,326	58,323	1,040
Subordinated debentures	0	0	24,410	0	0	20,706
Deferred revenues	594	0	0	502	0	0
Total liabilities	447,516	518,105	180,918	401,520	403,606	150,975
Total stockholders' equity	51,066	23,639	42,801	46,026	20,433	42,412
Total liabilities and stockholders' equity	498,582	541,744	223,719	447,546	424,039	193,387

57

Income Statement by Segment
Millions of Mexican Pesos
	6M16			6M15
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	19,966	2,347	1,204	17,836	1,828	727
Provisions for loan losses	(8,670)	(550)	0	(7,608)	(618)	0
Net interest income after provisions for loan losses	11,296	1,797	1,204	10,228	1,210	727
Commission and fee income (expense), net	6,745	869	(23)	6,318	990	1
Net gain (loss) on financial assets and liabilities	447	672	178	465	450	420
Other operating income (expense)	434	92	(285)	490	(27)	(115)
Administrative and promotional expenses	(12,043)	(1,559)	(302)	(11,063)	(1,466)	(251)
Operating income	6,879	1,871	772	6,438	1,157	782
Equity in results of associated companies	0	0	0	0	0	38
Operating income before income taxes	6,879	1,871	772	6,438	1,157	820

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1

Loan Portfolio Rating

As of June 30, 2016

Millions of Mexican Pesos

			Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total
Risk "A"	545,973	1,820	658	236	2,714
Risk "A-1"	472,461	1,315	185	149	1,649
Risk "A-2"	73,512	505	473	87	1,065
Risk "B"	94,449	565	3,279	269	4,113
Risk "B-1"	24,635	119	993	44	1,156
Risk "B-2"	45,523	143	1,320	191	1,654
Risk "B-3"	24,291	303	966	34	1,303
Risk "C"	21,283	300	1,731	234	2,265
Risk "C-1"	11,014	166	581	85	832
Risk "C-2"	10,269	134	1,150	149	1,433
Risk "D"	16,005	2,062	2,697	962	5,721
Risk "E"	6,871	2,616	1,686	267	4,569
Total rated portfolio	684,581	7,363	10,051	1,968	19,382

Provisions created					19,382
Complementary provisions					65

Total					19,447

Notes:

1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of June 30, 2016.

2.	Loan Portfolio and the methodology are graded according the rules issued by CNBV.

From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.

From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans. From September, 2011, the bank implemented new rules for grading loans to States and Municipalities. From June 2013, the bank implemented new rules for grading commercial loans.

From June 2014, the bank implemented new rules for grading financial institutions loans.

3.	Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commission, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commission in Official Letter No. 601DGSIF"C"- 38625, as well as to cover the cost of Governmental Programs.

59

Annex 2
Financial Ratios

Banco Santander México
Percentages	2Q16	1Q16	2Q15	6M16	6M15

Past Due Loans Ratio	3.0	3.0	3.8	3.0	3.8

Past Due Loans Coverage	114.8	117.6	99.1	114.8	99.1

Operative Efficiency	2.2	2.3	2.4	2.2	2.4

ROE	12.6	12.3	11.9	12.3	11.8

ROA	1.2	1.2	1.2	1.2	1.2

Capitalization Ratio
Credit Risk	21.2	21.1	23.6	21.2	23.6
Credit, Market and operations risk	15.2	15.4	15.9	15.2	15.9

Liquidity	95.3	110.4	106.9	95.3	106.9

NIM (Net Interest Margin)	2.6	2.5	2.5	2.5	2.6

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of June 30, 2016

(Millions of pesos, except for number of shares)
1. Investment in securities

Financial instruments are constituted as follows:

Accounting Value
Trading securities:
Bank securities	7,511
Government securities	164,190
Private securities	143
Shares	2,844
174,688

Securities available for sale:
Government securities	133,035
Private securities	5,915
Shares	41
138,991

Securities held until maturity:
Government securities	7,790
Government securities (special cetes)	5,743
13,533
Total	327,212

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	4,543
Government securities	5,624
Total	10,167

Credit balances
Bank securities	1,895
Government securities	146,758
Private securities	651
Total	149,304
(139,137)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

61

Issuer / Series	Maturity date	% Rate	Book Value

PEMEX3 030519	03-may-19	8.00%	635
PEMEX3 210121	21-jan-21	5.50%	589
PEMEC29 200723	23-jul-20	3.50%	540
PEMEH16 190204	04-feb-19	5.50%	199
PEMEX 020622	02-jun-22	8.14%	854
PEMEX 10-2	27-jan-20	9.10%	1,303
PEMEX 11-3	24-nov-21	7.65%	973
PEMEX 15	26-sep-18	4.44%	81
PEMEX 16	02-oct-19	5.45%	135
PEMEX 240225	24-feb-25	5.45%	345

		Total	5,654

Total capital as of June 2016			110,628

5 % of Total Capital			5,531

4. Derivatives

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30, 2016, are as follows:

Trading
Swaps
Interest rate	3,734,181
Cross currency	888,101

Futures	Buy	Sell

Interest rate	216	81,686
Foreign currency	24,879	3,481
Index	27	1,379

Forward contracts

Interest rate	0	8,000
Foreign currency	213,806	13,294
Equity	90	0

Options	Long	Short

Interest rate	116,943	163,073
Foreign currency	17,501	20,006
Index	30,879	95,917
Equity	41	33

Total trading derivatives	5,026,664	386,869

Hedging
Cash flow
Interest rate swaps	2,050
Cross currency swaps	44,038
Foreign Exchange Forwards	53,086

Fair value
Interest rate swaps	4,704
Cross currency swaps	8,657

Total hedging derivatives	112,535

Total derivative financial instruments	5,139,199	386,869

62

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of June 30, 2016, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	191,593	73,334	1	264,928
Financial entities	9,505	117	0	9,622
Government entities	52,947	15,996	0	68,943
Commercial loans	254,045	89,447	1	343,493
Consumer loans	92,160	0	0	92,160
Mortgage loans	114,754	934	3,408	119,096
Total performing loan portfolio	460,959	90,381	3,409	554,749

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	7,040	652	0	7,692
Government entities	15	0	0	15
Commercial loans	7,055	652	0	7,707
Consumer loans	3,684	0	0	3,684
Mortgage loans	4,416	34	1,095	5,545
Total non-performing loan portfolio	15,155	686	1,095	16,936

The analysis of movements in non-performing loans from January 1 to June 30, 2016, is as follows:

Balance as of January 1, 2016				18,248

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				15,472

Collections
Cash			(3,203)
Transfer to performing loan portfolio			(3,710)
Proceeds from foreclosure proceedings			(318)	(7,231)

Write-offs				(9,553)

Balance as of June 30, 2016				16,936

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to June 30, 2016, is as follows:

Balance as of January 1, 2016	19,743

Allowance for loan losses	9,220
Recoveries credited in results from retained earnings	(4)
Write-offs	(9,553)
Foreign exchange result	41
Balance as of June 30, 2016	19,447

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The table below presents a summary of write-offs by type of product as of June 30, 2016:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	2,112	101	2,213	41%
Mortgage loans	376	51	427	8%
Credit card loans	1,620	30	1,650	30%
Consumer loans	1,124	24	1,148	21%
Total	5,232	206	5,438	100%

Second quarter
Commercial loans	1,131	117	1,248	30%
Mortgage loans	304	41	345	8%
Credit card loans	1,337	28	1,365	33%
Consumer loans	1,131	26	1,157	28%
Total	3,903	212	4,115	100%

Accumulated 2016
Commercial loans	3,243	218	3,461	36%
Mortgage loans	680	92	772	8%
Credit card loans	2,957	58	3,015	32%
Consumer loans	2,255	50	2,305	24%
Total	9,135	418	9,553	100%

Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on march, 2001; as of june 30, 2016, there are Ps.3 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Serfin. As of December 31 2015, such allowances totaled Ps.5 million.

During the second quarter of 2016, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(1)
Remeasurement of Udis reserves and foreign exchange effect	0
(1)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the second quarter of 2016, charges due to income statement due to recoveries of previously written-off loans amounted Ps.5 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

Breakdown of special CETES , of which Ps.3,611 correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES of credit support programs for Mexican States and municipalities and additional benefits	2,505
Special CETES for housing loan debtor support programs	3,611

64

Total securities held to maturity (no reserve)	6,116
Minus-
Reserve for Special CETES	(373)

Total securities held to maturity , net	5,743

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at June 30, 2016, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-170713	421-5	9,155,840	13-jul-17	95.72	876
B4-170720	424-6	86,723	20-jul-17	95.72	8
B4-220707	422-9	12,762,386	07-jul-22	95.72	1,222
B4-270701	423-2	15,292,752	01-jul-27	95.72	1,464
B4-220804	431-2	440,294	04-ago-22	87.64	39
BC-220804	431-2	71,442	04-ago-22	30.68	2

					3,611

10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2016, is as follow:

	Pesos	USD

Average balance	279,711	53,635
Interest	2,045	29
Rate	1.45%	0.11%

11. Bank and other loans

As of June 30, 2016, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate	Maturity

Loans in Mexican pesos

Call money	4,300	3.68%	To 1 day
Local bank loans	5,500	4.24%	To 3 years
Public fiduciary funds	7,397	4.21%	From 1 day to 14 years
Development banking institutions	19,293	5.91%	From 1 day to 20 years
Total	36,490

Loans in foreign currency

Foreign bank loans	17,525	1.10%	From 7 days to 5 years
Local bank loans	923	1.06%	To 74 days
Call money	2,862	0.49%	To 1 day
Public fiduciary funds	507	1.52%	From 8 days to 8 years
Development banking institutions	40	5.12%	From 1 day to 6
			months

Total	21,857

Total loans	58,347
Accrued interests	69

Total bank and other loans	58,416

65

12. Current and deferred taxes

Current taxes are composed as follows at June 30, 2016

Income taxes	1,017
Deferred taxes	480	(1)
Total Bank	1,497
Current and-deferred taxes from other subsidiaries	778
Total Financial Group	2,275

(1) Deferred taxes are composed as follows:

Global provision	498
Fixed assets and deferred charges	52
Net effect from financial instruments	(271)
Accrued liabilities	181
Others	20
Total Bank	480
Allowance for loan losses of subsidiaries, net	173
Others, subsidiaries	249
Deferred income tax (net), Financial Group	902

As of June 30, 2016, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,463
Other	7,723
Total deferred income tax (net)	17,186

Deferred taxes registered in balance sheet accounts	17,186

13. Employee profit sharing

As of June 30, 2016, the deferred Employee profit sharing EPS is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,420
Fixed assets and deferred charges	743
Accrued liabilities	312
Capital losses carryforward	815
Commissions and interests early collected	151
Foreclosed assets	69
Labor provisions	113
Net effect from financial instruments	432
Deferred EPS asset:	4,055

Deferred EPS liability:

Derivative financial transactions of exchange rate	(661)
Advance prepayments	(105)
Others	35
Deferred EPS liability	(731)

Less - Reserve	(112)

Deferred EPS asset (net)	3,212

66

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	63,090
3	Other elements of other comprehensive income (and other reserves)	17,556
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	115,444
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	3,494
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	19
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	134
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	91

67

22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	23,930
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	22,479
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	557
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	894
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	29,403
29	Level 1 Common Capital (CET1)	86,041
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0

68

44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	86,041
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	24,461
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	126
51	Level 2 capital before regulation adjustments	24,587
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	24,587
59	Total stock (TC = T1 + T2)	110,628
60	Assets weighted by total risk	726,152
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.85%
62	Level 1 Stock (as percentage of assets weighted by total risks)	11.85%
63	Total capital (as percentage of assets weighted by total risks)	15.23%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	4.85%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions

69

74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,151
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

70

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action
the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d ) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions , and through investment companies considered in Section I point i ) of Section 2 bis 6 .
17*	This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation
18*	This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
19*	This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
20*	This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

71

Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
21	This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
22	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
23	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
26	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
A.	National adjustments considered as the sum of the following concepts.
B.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
C.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
D.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
E.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
F.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
G.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
H.	Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
I.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
J.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
K.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
L.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
M.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
N.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
O.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.

72

P.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
27	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
28	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
29	Sum of lines 7 through 22, plus lines 26 and 27.
30	Line 6 minus line 28.
31	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
32	Amount of line 30 qualified as capital under the applicable accounting standards.
33	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
34	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
35	Does not apply. See note to reference 5.
36	Does not apply. See note to reference 5.
37*	Sum of lines 30, 33 and 34.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	Does not apply. Deduction is made in aggregate level 1 common capital.
National adjustments considered:
42	Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
43	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
44	Sum of lines 37 through 42.
45	Line 36, minus line 43.
46	Line 29, plus line 44.
47	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
48	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
49	Does not apply. See note to reference 5.
50	Does not apply. See note to reference 5.
51	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

73

52*	Sun of lines 46 through 48, plus line 50.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	Does not apply. The deduction is made in aggregate of level 1 common stock.
National adjustments considered:
57	Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
58	Sum of lines 52 through 56.
59	Line 51, minus line 57.
60	Line 45, plus line 58.
61	Weighed Assets Subject to Total Risks.
62	Line 29 divided by line 60 (expressed as percentages)
63	Line 45, divided by line 60 (expressed as percentages)
64	Line 59 divided by line 60 (expressed as percentages)
65	Report 7%
66	Report 2.5%
67	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
68	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
69	Line 61 minus 7%
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
75	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
76	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
77	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
78	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
79	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Does not apply. There are no instruments subject to transience that compute in level 1 common stock

74

83	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
84	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
85	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

	Table II.1
	Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,244,003
BG1	Funds Available	87,259
BG2	Margin accounts	1,720
BG3	Investment in securities	326,003
BG4	Debtors under sale and repurchase agreements	9,578
BG5	Securities loans)	0
BG6	Derivatives	169,594
BG7	Valuation adjustment for hedged financial assets	72
BG8	Total loan portfolio	517,205
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	83,681
BG11	Foreclosed assets (net	344
BG12	Property, furniture and fixtures (net)	5,293
BG13	Long-term investment in shares	25,360
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	11,687
BG16	Other assets (net)	6,207
	Liabilities	1,128,549
BG17	Deposits	593,601
BG18	Bank and other loans	40,894
BG19	Creditors under sale and repurchase agreements	150,140
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	30,822
BG22	Derivatives	179,829
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	108,360
BG26	Subordinated debentures outstanding	24,410
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	492
	Shareholders' Equity	115,453
BG29	Paid-in capital	34,798
BG30	Other capital	80,656
	Memorandum accounts	4,482,035
BG31	Guarantees granted	0

75

BG32	Contingent assets and liabilities	21
BG33	Credit commitments	75,455
BG34	Assets in trust or mandate	146,041
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,324,391
BG37	Collateral received	90,762
BG38	Collateral received and sold or pledged as guarantee	56,176
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	994
BG41	Other accounts	788,195

Table II.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference

Asset

1	Commercial Credit	8	1,735	BG16= 6,207 Minus: deferred charges and advance payments 557; intangibles 3,494; advance payments that are computed as risk assets 43; other assets are computed as risk assets 378
2	Other Intangibles	9	3,494	BG16= 6,207 Minus: deferred charges and advance payments 557; intangibles 1,735; advance payments that are computed as risk assets 43; other assets that are computed as risk assets 378
3	Deferred profit tax (credited) from fiscal losses and credits	10	0	0
4	Benefits over remnant of securitization transactions	13	0	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0	0

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6	Investment in shares of the institution	16	19	BG3= 326,003 Minus: Reciprocal investments in common capital of financial entities 134; Investments in securities computed as risk assets 325,850
7	Reciprocal investments in common capital	17	0	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	134	BG3= 326,003 Minus: Investment in own-equity securities 19; Investments in securities computed as risk assets 325,850
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0	0
12	Deferred profit tax (credited) from temporary differences	21	91	BG15= 11,687 Minus: Amount computed as risk asset 11,596
13	Reserves acknowledged as complementary capital	50	126	BG8= Total loan portfolio 517,205
14	Investments in subordinated debt	26 - B	0	0
15	Investments in multilateral entities	26 - D	0	BG13= 25,360 Minus: Investments in subsidiaries 22,479; Investments in clearing houses 894; Investments in associated companies 119; Other investments that are computed as risk assets 1,868
16	Investments in related companies	26 - E	22,479	BG13= 25,360 Minus: Investments in clearing houses 894; Investments in associated companies 119; Other investments that are computed as risk assets 1,868
17	Investments in risk capital	26 - F	0	0
18	Investments in investment corporations	26 - G	0	0
19	Funding for the purchase of own shares	26 - H	0	0
20	Deferred charges and installments	26 - J	557	BG16= 6,207 Minus: intangible assets 1,735; others assets that are computed as risk assets 43; intangible assets 3,494; other assets are computed as risk assets 378
21	Worker's share in deferred profits (net)	26 - L	0	0

77

22	Investments in pension plans for defined benefits	26 - N	0	0
23	Investments in clearing houses	26 - P	894	BG13= 25,360 Minus: Investments in subsidiaries 22,479; Investments in associated companies 119; other investments that are computed as risk assets 1,868
	Liabilities		0	0
24	Deferred profit taxes (debited) related to a commercial credit	8	0	0
25	Deferred profit taxes (debited) related to other intangibles	9	0	0
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15	0	0
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15	0	0
28	Deferred profit taxes (debited) related to others other than the foregoing	21	0	0
29	Subordinated obligations amount that meets with Exhibit 1-R	31	0	0
30	Subordinated obligations subject to transitory computed as Non-Fundamental Capital	33	0	0
31	Subordinated obligations amount that meets with Exhibit 1-S	46	0	0
32	Subordinated obligations subject to transitory that compute as complementary capital	47	0	0
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J	0	0
	Shareholders' Equity		0	0
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	63,090	BG30= 80,656 Minus: other items of earned capital 17,557, cumulative effect of conversion 9
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3	0	0
37	Other elements of the capital earned other than the foregoing	3	17,556	BG30= 80,656 Minus: Retained earnings 63,090, cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	0	0
39	Paid-in capital that meets with Exhibit 1-S	46	24,461	BG26= 24,410 Plus: Other expenses amortization for bond issue 51
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11	0	0
41	Accrued effect due to conversion	3, 26 - A	0	0
42	Result for ownership of non-monetary assets	3, 26 - A	0	0
	Accounts in order		0	0
43	Positions in First Losses Schemes	26 - K	0	0
	Regulatory concepts not considered in the balance sheet		0	0
44	Reserves pending constitution	12	0	0

78

45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C	0	0
46	Transactions that breach the provisions	26 - I	0	0
47	Transactions with Relevant Related Persons	26 - M	0	0
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0	0

Table II.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

79

19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1
Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	78,762	6,301
Transactions with debt instruments in national currency with surtax and reviewable rate	6,255	500
Transactions in national currency with real rate or denominated in UDIs	9,999	800
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,779	942
Positions in UDIs or with yield referred to INPC	42	3
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	84	7
Transactions in foreign currency with nominal rate	23,861	1,909
Positions in foreign currency or with yield indexed to the exchange rate	6,452	516
Positions in shares or with yield indexed to the price of one share or set of shares	1,362	109
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	51	4

80

Table III.2
Assets weighted subject to credit risk by risk group

Concept	Assets weighted by risk	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	86	7
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	4	0
Group II (weighted at 100%)	30,735	2,459
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	979	78
Group III (weighted at 11.5%)	641	51
Group III (weighted at 20%)	15,498	1,240
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	4	0
Group III (weighted at 28.75%)	263	21
Group III (weighted at 50%)	13,583	1,087
Group III (weighted at 57.5%)	508	41
Group III (weighted at 60%)	15	1
Group III (weighted at 75%)	42	3
Group III (weighted at 100%)	8,943	715
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	10,332	827
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	3,361	269

81

Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	2,411	193
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	27,056	2,164
Group VI (weighted at 75%)	10,189	815
Group VI (weighted at 100%)	44,673	3,574
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	13,646	1,092
Group VII-A (weighted at 23%)	87	7
Group VII-A (weighted at 50%)	4,090	327
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	144,180	11,534
Group VII-A (weighted at 115%)	17,510	1,401
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	11,659	933
Group VII-A (weighted at 172.5%)	151	12
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	63	5
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	26,267	2,101
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	5,175	414
Group VIII (weighted at 150%)	1,757	141
Group IX (weighted at 100%)	59,699	4,776
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,745	140
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	26,584	2,127
Credit Valuation Adjustment on Derivative Operations	40,751	3,260
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0

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Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3
Assets weighted subject to operational risk
Method	Assets weighted by risk	Capital Requirement
Basic	64,818	5,185

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
43,292		34,569

Table IV.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A

83

28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No

84

31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in Mexican regulatory determination according to the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$24,460,982,196.70
9	Instrument's par value	$24,003,980,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (única fecha de call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" which includes: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A

85

25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	Occurrence of a "Trigger Event": A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other lossabsorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.

86

35	Subordination position in the event of liquidation	The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.

87

15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

15. Risk Diversification
Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of June 30, 2016, is provided:

- At June 30, 2016 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.47,367 million representing the 56.57% of the basic capital of the Bank.

88

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

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The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Chief Financial Officer

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Deputy General Direction of Legal Affairs

➢	Counsel for Legal Affairs

➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations

➢	Executive Direction of Financial Strategy

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars

➢	Deputy General Direction of Payment Systems

➢	Executive Direction of Commercial Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

➢	Executive Director of Business Strategy Equity Products

➢	Executive Director of Digital Multi-channel Banking

▪	Deputy General Director of Risk

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Public Affairs and Marketing

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Restructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting

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registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	7,247

Temporary differences in classification of hedging instruments	184	(a)

Income and expenses from the Headquarter	(491)	(b)

Other differences	696

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	7,636

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.

(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	570
Derivatives (asset)	56,516
Performing loan portfolio	1,699
Intangible assets (IT Development)	3,296
Other receivables, (net)	1,405

Payable
Time deposits	1,722
Demand deposits	320
Credit instruments issued	910
Creditors under sale and repurchase agreements	725
Derivatives (liability)	52,560
Other payables	7,792
Subordinated debentures	20,284

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Revenues
Interest	34
Commissions and fee income	2,995
Other	30

Net gain (loss) on financial assets and liabilities	(1,980)

Expenses
Interest	636
Administrative expenses	61
Technical assistance	1,063
Commissions and fee expense	1
Other	66

23. Interests on loan portfolio
As of June 30, 2016, the consolidated statement of i includes in the item "Interest income " Ps.27,170 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R., Santander Hipotecario, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

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Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of second quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	66,611.53	0.06%
Market Making	56,367.70	0.05%
Proprietary Trading	30,045.68	0.03%

Risk factor	66,611.53	0.06%
Interest rate	60,859.73	0.06%
Foreign exchange	16,335.69	0.01%
Equity	2,284.37	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the second quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	76,830.79	0.07%
Market Making	58,152.40	0.05%
Proprietary Trading	34,592.57	0.03%

Risk factor	76,830.79	0.07%
Interest rate	70,752.95	0.07%
Foreign exchange	14,850.78	0.01%
Equity	2,392.45	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

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On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

		Sensitivity NIM				Sensitivity MVE

Bank and Brokerage	Apr-16	May-16	Jun-16	Average	Apr-16	May-16	Jun-16	Average

Balance MXN GAP	53%	41%	52%	49%	66%	54%	55%	58%

Scenario	-100 bp	-100 bp	-100 bp	N/A	+100 bp	+100 bp	+100 bp	N/A

Balance USD GAP	76%	96%	92%	88%	89%	83%	95%	89%

Scenario	-100 bp	-100 bp	-100 bp	N/A	-10000%	-10000%	-10000%	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2016:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	-100	-777	-300	-477	100	-2,916	411	-3,327
Balance USD GAP	-100	-340	187	-527	-100	-613	509	-1,122

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

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Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

									-
Structural GAP	96,556	-10,871	135,859	-80,779	-32,033	56,424	37,903	16,261	135,134	108,925
									-
Non Derivative	105,938	-10,854	136,073	-72,535	-30,138	56,424	43,803	15,050	132,535	100,649
Derivatives	-9,382	-17	-214	-8,245	-1,896	-0	-5,900	1,211	-2,598	8,277

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a. The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b. Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

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Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the second quarter of 2016:

	Equivalent Net Credit Risk (millions of U.S. dollars)
Segment	apr-16	may-16	jun-16	Average
Sovereign Risk, Development Banking and Financial Institutions	20,910.19	19,772.12	19,075.77	19,919.36
Corporates	1,099.38	1,046.78	1,044.97	1,063.71
Companies	161.84	131.74	154.25	149.28

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the second quarter of 2016, which corresponds to derivative transactions, is distributed depending on the type of derivative:

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Equivalent Gross Credit Risk (millions of U.S. dollars)
Type of Derivative	End of the second quarter of 2016
Interest Rate Derivatives	14,507
Exchange Rate Derivatives	25,111
Bonds Derivatives	13
Equity Derivatives	703
Total	40,334

The Expected Loss of Grupo Financiero Santander at the end of the second quarter of 2016, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the second quarter of 2016 are:

		Expected Loss
		(millions of american dollars)
Segment	apr-16	may-16	jun-16	Average
Sovereign Risk, Development Banking and Financial Institutions	10.84	10.60	11.60	11.01
Corporates	2.52	2.35	2.36	2.41
Companies	3.37	3.00	3.17	3.18

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the second quarter of 2016:

Cash colateral	69.95%
Collateral refer to bonds issued by the Mexican Federal Government	30.05%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

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The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

•	Risk appetite, defined as the level of risk that the Bank is willing to accept

•	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for an periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation), once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

Santander México had an monthly average losses for Operational of Ps.33,629,429.63 overall the quarter.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

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A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

99

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2016, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the second quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Banco Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of June 30, 2016)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	8,000	(113)	(289)
Forwards	Foreign Currency	Trading	227,099	343	1,836
Forwards	Equity	Trading	90	9	7

Futures	Foreign Currency	Trading	28,359	81	(250)
Futures	Market Index	Trading	1,406	(26)	(46)
Futures	Interest Rate	Trading	81,902	(184)	(285)

Options	Equity	Trading	300	(233)	(238)
Options	Foreign Currency	Trading	37,507	(122)	163
Options	Market Index	Trading	126,571	82	8
Options	Interest Rate	Trading	280,016	(415)	(457)

Swaps	Cross Currency	Trading	888,101	(8,410)	(7,560)
Swaps	Interest Rate	Trading	3,734,181	(882)	(349)

Forwards	Foreign Currency	Hedging	53,086	(5,755)	(301)

Swaps	Cross Currency	Hedging	52,695	5,455	4,427
Swaps	Interest Rate	Hedging	6,754	(65)	(75)

100

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the second quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	541	16
Equity Forward	0	1
OTCEquity	745	0
OTCFx	1,972	672
Swaptions	1	0
Fx Forward	1,675	35
IRS	952	443
CCS	61	17

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the Second quarter of 2016, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

101

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2016:

Sensitivity Analysis
(Millions of Mexican pesos)

Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	(1.18)	1.02

Vega Risk factor
	EQ	FX	IR
Total	1.90	(0.53)	(0.09)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.06	2.88

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

102

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2016:

Summary of Stress Test
(Millions of Mexican pesos)

Risk Profile	Stress all factors
Probable scenario	(25)
Remote scenario	354
Possible scenario	56

25. Disclosure of the Liquidity Coverage Ratio

On December 31, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

These regulations came into force on January 1, 2015.

During the second quarter of 2016 the weighted average CCL for the Bank is 129.83%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Liquidity Coverage Ratio Disclosure
(Figures in millions of pesos)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	147,719
CASH OUTFLOWS
2	Unsecured retail financing	167,468	12,002
3	Stable funding	94,897	4,745
4	Less stable funding	72,571	7,257
5	Unsecured wholesale funding	346,639	124,305
6	Operational deposits	240,908	56,786
7	Non-operational deposits	87,323	49,111
8	Unsecured debt	18,408	18,408
9	Secured wholesale funding	not applicable	135
10	Additional requirements:	64,310	51,766
11	Outflows related to derivatives exposures and other collateral requirements	50,372	50,372
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	13,938	1,394
14	Other contractual funding obligations	-	-
15	Other contingent funding obligations	126,545	6,881
16	TOTAL CASH OUT	not applicable	195,089
CASH INFLOWS
17	Cash inflows secured transactions	26,391	4,693
18	Cash inflows from operations unsecured	60,338	40,587
19	Other cash inflows	35,788	35,788
20	TOTAL CASH INFLOWS	122,517	81,067
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	147,719
22	TOTAL NET CASH OUT	not applicable	114,021
23	LIQUIDITY COVERAGE RATIO	not applicable	129.83%

The presented numbers are subject to review and therefore they might suffer changes.

103

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	91 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the second quarter, we observed an increase in liquid assets. This increase was funded with wholesale funds mainly, and the mix of credit portfolio presented a change, reflecting a decrease of 30 days flows.

c)	Changes of major components within the quarter report.

•	During the second quarter, we observed an increase in liquid assets. This increase was funded with wholesale funds mainly, and the mix of credit portfolio presented a change, reflecting a decrease of 30 days flows.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

104

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 1Q16, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/03/2016	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps. 82,743
Local Currency	90 days	38,025
Foreign Currency	30 days	73,105

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of March 31, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
	(Millions of pesos)
Money Market	136,022	109,728	—	—	10	37	36	9	26,202
Loans	664,271	93,520	53,085	50,825	72,445	178,510	72,081	153,493	(9,688)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	1,503	—	—	—	—	—	—	—	1,503
Securities	345,143	312,633	—	1	1	6,076	—	—	26,433
Permanent	5,330	—	—	—	—	—	—	—	5,330
Other Balance Sheet Assets	68,395	—	—	—	—	—	—	—	68,395
Total Balance Sheet Assets	1,220,664	515,881	53,085	50,826	72,455	184,623	72,117	153,502	118,175
Money Market	(259,305)	(234,047)	(3,452)	(9,181)	(7,617)	(1,826)	(1,325)	—	(1,857)
Deposits	(481,768)	(157,135)	(51,960)	(1,055)	(19,369)	(252,248)	—	—	—
Trade Finance	(606)	—	—	—	—	—	—	—	(606)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(155,835)	(18,047)	(9,917)	(11,726)	(18,165)	(64,489)	(6,480)	(27,011)	—
Equity	(101,704)	—	—	—	—	—	—	—	(101,704)
Other Balance Sheet Liabilities	(108,612)	—	—	—	—	—	—	—	(108,612)
Total Balance Sheet Liabilities	(1,107,829)	(409,229)	(65,329)	(21,961)	(45,152)	(318,563)	(7,805)	(27,011)	(212,779)
Total Balance Sheet Gap	112,835	106,652	(12,244)	28,865	27,303	(133,940)	64,312	126,491	(94,604)
Total Off-Balance Sheet Gap	(345)	364	115	(960)	1,417	3,116	(2,864)	(3,679)	2,146
Total Structural Gap		107,016	(12,129)	27,904	28,720	(130,824)	61,448	122,813	(92,459)
Accumulated Gap		107,016	94,887	122,791	151,511	20,687	82,136	204,948	112,490

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II. Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

106

Item 2

Santander

2Q.16

Earnings Presentation

Santander

COTIZA EN BOLSA MEXICANA DE VALORES

SANMEX

BSMX LISTED NYSE

2Q.16 Earnings Presentation

2 Earnings Presentation 2Q16 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; our focus on strategic businesses ; our compound annual growth rate ; our risk, efficiency and profitability targets ; financing plans ; competition ; impact of regulation ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowances for loans and other losses ; increased default by borrowers ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : T he information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Presentation 2Q16 Delivering Solid Results and Gaining Traction in our Strategic Initiatives Gaining traction in profitability ▪ Efficiency ratio 1 42.8% ▪ ROAE 2 12.8% Total loans up 15%, above market levels Improvement in risk metrics ▪ NPL ratio 2.96% ▪ Cost of risk 3.22% Deposit growth of 13% ▪ Individual demand deposits +21% Source: Company filings CNBV GAAP Notes: 1) Annualized opex (2Q16x4) divided by Annualized i ncome before opex and allowances (2Q16x4) 2) Annualized net income (2Q16x4) divided by average equity (4Q15;2Q16) Progress in the execution of our strategic initiatives

Implementing a Deep Transformation through Our “Three Pillar” Approach

4

CLIENT CENTRIC MODEL
Added value offers
Customer journey
Attraction
Loyalty
Be the market leader in **profitability**
Become our customer’s **primary bank**
TRANSFORMATION OF DISTRIBUTION & OPERATIONAL MODEL
Technology & infrastructure
Robust platforms & processes
Digital transformation
SHARPEN FOCUS ON PROFITABILITY & EFFICIENCY
Efficient:
Capital allocation
Investments
Overhead structure

Earnings Presentation
2Q16
Santander

4 Earnings Presentation 2Q16 Implementing a Deep Transformation through Our “Three Pillar” Approach TRANSFORMATION OF DISTRIBUTION & OPERATIONAL MODEL CLIENT CENTRIC MODEL SHARPEN FOCUS ON PROFITABILITY & EFFICIENCY Be the market leader in profitability Become our customer’s primary bank Efficient: ▪ Capital allocation ▪ Investments ▪ Overhead structure ▪ Technology & i nfrastructure ▪ Robust p latforms & processes ▪ Digital transformation ▪ Added value offers ▪ Customer journey ▪ Attraction ▪ Loyalty

5

Total Loans
YoY Growth
3,510
3,687
3,843
3,881
3,957
13.0%
16.6%
14.8%
13.9%
12.8%
2Q15
3Q15
4Q15
1Q16
May'16

Total Deposits
YoY Growth
3,451
3,537
3,710
3,809
3,875
13.3%
15.9%
13.4%
12.3%
13.5%
2Q15
3Q15
4Q15
1Q16
May'16

Consumer[1] (YoY Growth)
7.5%
9.7%
11.8%
13.3%
13.7%
2Q15
3Q15
4Q15
1Q16
May'16

Demand Deposits
13.4%
15.4%
14.0%
14.8%
15.6%
2Q15
3Q15
4Q15
1Q16
May'16

Earnings Presentation
2Q16
Santander

5 Earnings Presentation 2Q16 System Loans Resilient Mainly Driven by Consumer Loans; Pick - Up in Deposit Growth Rate Total Loans Total Deposits 3,875 3,809 3,710 3,537 3,451 3Q15 15.9% 2Q15 13.3% May’16 13.5% 1Q16 12.3% 4Q15 13.4% 3,957 3,881 3,843 3,687 3,510 1Q16 13.9% 4Q15 14.8% 3Q15 16.6% May’16 12.8% 2Q15 13.0% YoY Growth YoY Growth Consumer 1 ( YoY Growth) 9.7% 2Q15 11.8% 1Q16 13.3% 4Q15 May’16 3Q15 7.5% 13.7% Source: CNBV Banks as of May 2016 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans Demand Deposits May’16 15.6% 1Q16 14.8% 4Q15 14.0% 3Q15 15.4% 2Q15 13.4%

6

Total Loans

+15%
498,500
526,037
547,745
543,252
571,685
+5%
2Q15
3Q15
4Q15
1Q16
2Q16
Retail[1]
+12%
Corporate&Gov
+22%

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 23%
Credit Cards 9%
Mortgages 22%
Corporates 13%
SMEs 11%
Gov&FinEnt 14%

Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos
Notes: 1) Retail loans include: mortgages, credit cards, consumer, SMEs and mid-market loans

Earnings Presentation 2Q16
Santander

6 Earnings Presentation 2Q16 Santander México 15% YoY Loan Growth while Maintaining Focus on RWA Return Total Loans +22% 571,685 +5% +15% 2Q16 1Q16 543,252 4Q15 547,745 3Q15 526,037 2Q15 498,500 4 Q15 Source: C ompany filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Retail loans include: m ortgages, credit cards, consumer, SME s and mid - market loans Corporate&Gov Retail 1 +12% Loan Portfolio B reakdown Middle - Market 23% Corporates 13% Gov&FinEnt 14% SMEs 11% Mortgages 22% Credit Cards 9% Consumer 8%

7

Individual Loans

2Q15 197,442 → +12% → 220,485 2Q16

Mortgages

+10%
113,092
116,801
120,477
122,161
124,641
+2%
2Q15
3Q15
4Q15
1Q16
2Q16

- 2nd largest market player
- Increased market competition

Credit Cards

+13%
43,768
45,515
47,775
48,062
49,307
+3%
2Q15
3Q15
4Q15
1Q16
2Q16

Consumer[1]

+15%
40,582
42,758
43,918
45,209
46,537
+3%
Personal
Payroll
2Q15
3Q15
4Q15
1Q16
2Q16

Earnings Presentation 2Q16
Santander

7 Earnings Presentation 2Q16 Individual Loans Expanded 12% YoY Keeping a Solid Sequential Growth Trend across Segments 220,485 197,442 Consumer 1 Credit Cards Mortgages Individual Loans 49,307 48,062 47,775 45,515 43,768 +3% +13% 2Q16 1Q16 4Q15 3Q15 2Q15 +10% 124,641 +2% 2Q16 1Q16 122,161 4Q15 120,477 3Q15 116,801 2Q15 113,092 2Q15 2Q16 +12% +15% +3% 2Q16 1Q16 45,209 4Q15 43,918 3Q15 42,758 2Q15 40,582 46,537 Payroll Personal » +165,000 Aeromexico co - branded card clients to date; 25% new customers » Ongoing focus on reward programs » 83bps YoY market share gain » 2 nd largest market player » Increased market competition » Strong focus on payroll loans » 107bps YoY market share gain in payroll loans » 18% YoY growth excluding the acquisition of Scotiabank ´ s portfolio in 2Q15 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Market shares calculated with CNBV Banks as of May 2016 Notes: 1) Includes personal, payroll and auto loans

8

Commercial Loans

2Q15 301,058 → +17% → 351,200 2Q16

SMEs

+10%
58,057
60,378
61,203
62,248
63,934
+3%
2Q15
3Q15
4Q15
1Q16
2Q16

Middle-Market

+14%
118,177
125,281
125,271
124,346
135,030
+9%
2Q15
3Q15
4Q15
1Q16
2Q16

Corporates

+1%
72,939
72,297
79,387
70,655
73,656
+4%
2Q15
3Q15
4Q15
1Q16
2Q16

Government & Fin Entities

+51%
51,885
63,006
69,714
70,571
78,580
+11%
2Q15
3Q15
4Q15
1Q16
2Q16

Earnings Presentation 2Q16
Santander

8 Earnings Presentation 2Q16 Commercial Loan Growth Reflects Sharpened Profitability Focus, Tighter Macro Conditions and Competition; Boosted by Government Loans SMEs Middle - Market Corporates +14% 135,030 +9% 2Q16 1Q16 124,346 4Q15 125,271 3Q15 125,281 2Q15 118,177 63,934 62,248 61,203 60,378 58,057 +3% +10% 2Q16 1Q16 4Q15 3Q15 2Q15 73,656 70,655 79,387 72,297 72,939 4Q15 3Q15 2Q15 1Q16 2Q16 +4% +1% Commercial Loans 351,200 301,058 2Q15 2Q16 +17% Government & Fin Entities 78,580 70,57169,714 63,006 51,885 4Q15 2Q15 3Q15 +51% +11% 2Q16 1Q16 Source: C ompany filings CNBV GAAP, in millions of nominal Mexican pesos

9

Targeting Individuals and SMEs Underpins Demand Deposit Growth

Total Deposits

+13%
482,205
492,713
516,432
518,832
543,685
+5%
Term
Demand
35%
65%
34%
66%
33%
67%
30%
70%
29%
71%
2Q15
3Q15
4Q15
1Q16
2Q16

Demand
+24%
311,891
388,129
Individuals
+21%
Other
+26%
2Q15
2Q16

Term*
-9%
170,314
155,556
2Q15
2Q16

Earnings Presentation 2Q16
Santander

9 Earnings Presentation 2Q16 Targeting Individuals and SMEs Underpins Demand Deposit Growth Total Deposits +24% 2Q16 388,129 2Q15 311,891 2Q16 155,556 2Q15 170,314 - 9% Demand Term* 543,685 67% 33% 3Q15 492,713 66% 34% 2Q15 482,205 65% 35% +5% +13% Demand Term 2Q16 71% 29% 1Q16 518,832 70% 30% 4Q15 516,432 » Individuals and SMEs growth – up 21% and 26%, respectively » Continue to expand Select and Payroll client base » Santander Plus launch in May’16 contributes to boost individual demand deposits through payroll accounts » Re - pricing our term deposits +21% Individuals Other +26% Source: C ompany filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes money market

10

Net Loans to Deposits[1]

99.5%
102.8%
102.2%
101.0%
101.6%
2Q15
3Q15
4Q15
1Q16
2Q16

Debt Maturity

4,631
3,694
11,731
748
2,293
6,350
18,465
24,004
2016
2017
2018
2019
2020
2021
2022
2024

CET1 and Capitalization

15.9%
15.4%
15.6%
15.4%
15.2%
Tier 2
12.5
12.1
12.1
12.1
11.8
CET1
2Q15
3Q15
4Q15
1Q16
2Q16

Earnings Presentation 2Q16
Santander

10 Earnings Presentation 2Q16 Healthy Balance Sheet Based on Strong Liquidity and Capital Position; Continued Funding Diversification Debt Maturity 2Q16 101.6% 1Q16 101.0% 4Q15 102.2% 3Q15 102.8% 2Q15 99.5% » Senior notes issuances diversify funding sources while refinancing short - term maturities » Well positioned for additional interest rate increase » Dividend payment in May’16 of 3,844mm = 0.57 per share, equivalent to a 3.29% yield 2 » LCR* = 129.83%, well above 60% Banxico regulatory requirements CET1 and Capitalization 12.5 12.1 12.1 12.1 11.8 15.2% CET1 Tier 2 15.4% 15.6% 15.4% 15.9% 1Q16 2Q16 4Q15 3Q15 2Q15 Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Notes : 1 ) Loans net of allowances divided by total deposits (Demand + Term ) 2) Dividend yield = 2015 dividend per share (paid May15 and Dec15) divided by share price as of 31 - Dec - 15 * LCR = Liquidity Coverage Ratio 24,004 18,465 6,350 2,293 748 11,731 3,694 4,631 2024 2022 2021 2020 2019 2018 2017 2016

11 Earnings Presentation 2Q16 NII up 13% YoY Resulting from a Better Loan Mix and Higher Interest Rates Net Interest Income and NIM 1 11,817 11,700 11,431 10,810 10,466 +12.9% +1.0% 2Q16 4.86 1Q16 4Q15 3Q15 2Q15 4.82 » NII up 1.0% sequentially » NII grew 12.9% YoY, principally due to: ▪ Strong interest income from: Loan portfolio (ex - credit cards): +15.2% Investment in securities: +32.4% ▪ While credit cards grew +9.2% ▪ Positive impact from 75 bps interest rate increase » NIM stood at 4.86% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized net interest income (2Q16x4) divided by daily average i nterest earnings assets (2Q16) As to date ratio = Annualized net interest income (6M16x2) divided by daily average interest earnings assets (6M16) +15.3% 6M16 23,517 4.86 6M15 20,391 4.84

12 Earnings Presentation 2Q16 Net Commissions and Fees Up 10% QoQ; YoY Performance Impacted by Difficult Comps Net Commissions and Fees 3,982 3,609 3,777 3,686 +10.3% - 0.7% 2Q16 1Q16 4Q15 3Q15 2Q15 4,011 1 3,910 101 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes fees from: collections and payments, account management, cheques, foreign trade and others 1 Includes reclassification of insurance premiums from NAFIN 28% 28% 21% 10% 8% 5% Insurance Cash Mangmt* Credit Cards Investment Funds Financial Advisory Cap Mkts & Sec 7,591 +3.9% 6M16 6M15 7,309 Var YoY Var YoY 2Q15 1Q16 2Q16 $$ % 6M15 6M16 $$ % Insurance 1,054 1,037 1,128 74 7% 2,037 2,165 128 6% Cash Mangmt* 1,103 1,037 1,113 10 1% 1,960 2,150 190 10% Credit Cards 782 760 836 54 7% 1,540 1,596 56 4% Investment Funds 326 354 402 76 23% 655 756 101 15% Financial Advisory 617 198 321 - 296 - 48% 850 519 - 331 - 39% Cap Mkts & Sec 129 223 182 53 41% 267 405 138 52% Net commisions and fees 4,011 3,609 3,982 - 29 - 1% 7,309 7,591 282 4% Excluding reclassification of insurance premiums from NAFIN (1) 3,910 3,609 3,982 72 2% 7,208 7,591 383 5%

13

Gross Operating Income Up 9% YoY; Resilient Sequential Growth

Gross Operating Income*

9.2%
15,017
15,079
15,555
16,004
16,401
2.5%
11.6%
29,035
32,405
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

4%
24%
72%
Net Interest Income
Net Commissions and Fees
Market related revenue

Notes: *Gross Operating Income does not include Other Income

Earnings Presentation 2Q16
Santander

13 Earnings Presentation 2Q16 Gross Operating Income Up 9% YoY; Resilient Sequential Growth Gross Operating Income* 16,401 16,004 15,555 15,079 15,017 9.2% 2.5% 2Q16 1Q16 4Q15 3Q15 2Q15 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Gross Operating Income does not include Other Income 72% 24% 4% Net Interest Income Net Commissions and Fees Market related revenue Var YoY Var YoY 2Q15 1Q16 2Q16 Var $$ Var % 6M15 6M16 Var $$ Var % Net Interest Income 10,466 11,700 11,817 1,351 13% 20,391 23,517 3,126 15% Net Commissions and Fees 4,011 3,609 3,982 - 29 - 1% 7,309 7,591 282 4% Market related revenue 540 695 602 62 11% 1,335 1,297 - 38 - 3% Gross Operating Income* 15,017 16,004 16,401 1,384 9% 29,035 32,405 3,370 12% 11.6% 32,405 6M16 6M15 29,035

14

Loan Loss Reserves (LLR)

-0.7%
12.1%
4,543
4,594
4,424
4,709
4,511
-4.2%
8,226
9,220
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Cost of Risk[1]

-55bps
-12bps
3.77%
3.71%
3.49%
3.45%
3.22%
-23bps
3.41%
3.29%
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Earnings Presentation 2Q16
Santander

14 Earnings Presentation 2Q16 Cost of Risk 1 Loan Loss Reserves (LLR) - 23bps - 55 bps 2Q16 3.22% 1Q16 3.45% 4Q15 3.49% 3Q15 3.71% 2Q15 3.77% 4,511 4,709 4,424 4,594 4,543 2Q16 1Q16 - 4.2% - 0.7% 4Q15 3Q15 2Q15 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized loan l oss reserves (2Q16x4) divided by average loans (4Q15,2Q16) As to date ratio = Annualized loan loss reserves (6M16x2) divided by average loans (4Q15,2Q16) * Commercial loans include: mid - market, smes , corporates, financial institutios and government * Commercial NPLs reflect the exposure to homebuilders Strong Focus on Asset Quality Results in YoY Improvement in Cost of Risk, Coverage, and NPL Ratios NPLs 2Q15 1Q16 2Q16 Var YoY (bps) Var QoQ (bps) Consumer 3.81% 3.61% 3.84% 4 24 Credit Card 4.09% 3.71% 4.05% - 4 35 Mortgages 5.06% 4.62% 4.45% - 61 - 17 Commercial* 3.28% 2.18% 2.19% - 109 1 SMEs 2.49% 2.53% 2.48% - 1 - 5 Total Loans 3.77% 2.97% 2.96% - 81 - 1 PENDIENT E PENDIENT E 3.29% 6M15 - 12 bps 6M16 3.41% 6M15 8,226 9,220 12.1% 6M16

15

Administrative & Promotional Expenses

9.8%
8.8%
6,391
6,426
6,437
6,889
7,015
1.8%
12,780
13,904
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Expenses Breakdown

8%
9%
46%
37%
Personnel
Admin expenses
IPAB
Dep and amort.

Efficiency[1]

+50bps
-90bps
42.3%
41.7%
39.6%
42.4%
42.8%
+40bps
43.5%
42.6%
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Earnings Presentation 2Q16
Santander

15 Earnings Presentation 2Q16 Efficiency Ratio Improved 50 bps YoY Despite Higher Expenses to Support Strategic Commercial Initiatives Expenses B reakdown Administrative & Promotional Expenses 7,015 6,889 6,4376,4266,391 9.8% 1.8% 2Q16 1Q16 4Q15 3Q15 2Q15 Efficiency 1 +50bps 2Q16 42.8% 1Q16 42.4% 4Q15 39.6% 3Q15 41.7% 2Q15 42.3% +40bps Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1 ) Quarterly ratio = Annualized opex (2Q16x4) divided by annualized income before opex (net of allowances ) (2Q16x4) As to date ratio = Annualized opex (6M16x2) divided by annualized income before opex (net of allowances) (6M16x2) Var YoY 2Q15 1Q16 2Q16 Var $$ Var % Personnel 2,957 3,135 3,228 271 9.2% Admin expenses 2,391 2,594 2,624 233 9.7% IPAB 546 613 633 87 15.9% Dep and amort. 497 547 530 33 6.6% Admin & prom expenses 6,391 6,889 7,015 624 9.8% Admin & prom expenses (ex IPAB) 5,845 6,276 6,382 537 9.2% - 90bps 6M16 42.6% 6M15 43.5% 8.8% 6M16 13,904 6M15 12,780 46% 37% 9% 8% Personnel Admin expenses IPAB Dep and amort.

16

Net Income

+14.5%
+12.3%
3,238
3,464
4,224
3,539
3,708
+4.8%
6,453
7,247
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

ROAE[1]

+0.7pp
+0.5pp
12.1%
12.7%
15.4%
12.3%
12.8%
+0.5pp
12.0%
12.5%
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Effective Tax Rate

+0.9pp
+0.6pp
23.1%
21.3%
22.2%
23.7%
24.0%
+0.3pp
23.3%
23.9%
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Profit before Taxes

+15.9%
+13.2%
4,211
4,399
5,428
4,642
4,880
+5.1%
8,415
9,522
2Q15
3Q15
4Q15
1Q16
2Q16
6M15
6M16

Earnings Presentation
2Q16
Santander

16 Earnings Presentation 2Q16 Prioritization of Profitability Drives 14.5% Net Income Growth Despite Increasing Trend in Effective Tax Rate ROAE 1 Effective Tax Rate Net Income 3,708 3,539 4,224 3,464 3,238 +14.5% +4.8% 2Q16 1Q16 4Q15 3Q15 2Q15 24.0% +0.3pp +0.9pp 2Q16 1Q16 23.7% 4Q15 22.2% 3Q15 21.3% 2Q15 23.1% Profit before Taxes Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1 ) Quarterly ratio = Annualized net income (2Q16x4) divided by average equity (4Q15,2Q16) As to date ratio = Annualized net income ( 6M16x2 ) divided by average equity (4Q15,2Q16) 4,880 4,642 5,428 4,399 4,211 2Q15 3Q15 +15.9% 4Q15 2Q16 1Q16 +5.1% +0.5pp +0.7pp 12.8% 2Q16 1Q16 12.3% 4Q15 15.4% 12.1% 2Q15 3Q15 12.7% 6M16 12.5% 12.0% 6M15 +0.5pp 23.3% 6M15 23.9% +0.6pp 6M16 +12.3% 7,247 6M16 6M15 6,453 6M16 +13.2% 8,415 9,522 6M15

17 Earnings Presentation 2Q16 Santander Mexico Reaffirms 2016 Guidance Metrics 2016 Target * Does not include the deposit insurance fee (or IPAB ) ▪ Total Loans Δ 10% - 12% ▪ Total Deposits Δ 10% - 12% ▪ Pre - tax Earnings Growth Δ 8% - 12% ▪ Cost of Risk 3.3% - 3.5% ▪ Expenses Δ 6% - 8%* ▪ Tax Rate 25% - 26%

18 Earnings Presentation 2Q16 Questions and Answers

19 Earnings Presentation 2Q16 Annexes

20

GDP (% Growth)

2.3
2.5
2.4
2.7
2014
2015
2016E
2017E

Inflation (% Annual)

4.1
2.1
3.0
3.3
2014
2015
2016E
2017E

Interest Rate (CETEs)

3.0
3.25
4.8
5.3
2014
2015
2016E
2017E

Earnings Presentation
2Q16
Santander

20 Earnings Presentation 2Q16 A Difficult Global Backdrop Has Translated into Tighter Local Conditions GDP (% Growth ) Interest Rate (CETEs ) Inflation (% Annual) 2.7 2.4 2.5 2.3 2017E 2016E 2015 2014 5.3 3.0 4.8 2014 2017E 2016E 2015 3.25 3.3 3.0 2.1 4.1 2015 2016E 2017E 2014 Source: GDP – INEGI CETE , Inflation, Exchange Rate – BANXICO Estimates – SANTANDER

21 Earnings Presentation 2Q16 Consolidated Income Statement 2Q16 1Q16 2Q15 % Change QoQ YoY Interest income 18,114 17,907 15,660 1.2 15.7 Interest expense (6,297) (6,207) (5,194) 1.4 21.2 Financial margin 11,817 11,700 10,466 1.0 12.9 Allowance for loan losses (4,511) (4,709) (4,543) (4.2) (0.7) Financial margin after allowance for loan losses 7,306 6,991 5,923 4.5 23.3 Commision and fee income 5,047 4,613 4,771 9.4 5.8 Commision and fee expense (1,065) (1,004) (760) 6.1 40.1 Net commisions and fees 3,982 3,609 4,011 10.3 (0.7) Net gain /(loss) on financial assets and liabilities 602 695 540 (13.4) 11.5 Other operating income / (loss) 5 236 109 (97.9) (95.4) Administrative and promotional expenses (7,015) (6,889) (6,391) 1.8 9.8 Total operating income 4,880 4,642 4,192 5.1 16.4 Equity in results of subsidiaries and associated companies 0 0 19 n.a. (100.0) Income from continuing operations before income taxes 4,880 4,642 4,211 5.1 15.9 Income taxes (1,172) (1,102) (972) 6.4 20.6 Income from continuing operations 3,708 3,540 3,239 4.7 14.5 Discontinued operations 0 0 0 Consolidated net income 3,708 3,540 3,239 4.7 14.5 Non - controlling interest 0 (1) (1) Net income 3,708 3,539 3,238 4.8 14.5

22 Earnings Presentation 2Q16 Consolidated Balance Sheet 2Q16 1Q16 2Q15 % Change QoQ YoY Cash and due from banks 87,299 114,076 102,323 (23.5) (14.7) Margin accounts 3,565 2,104 3,181 69.4 12.1 Investment in securities 327,212 334,740 269,782 (2.2) 21.3 Debtors under sale and repurchase agreements 10,167 5,349 19,303 90.1 (47.3) Securities loans 0 0 1 n.a. n.a. Derivatives 169,594 144,509 99,783 17.4 70.0 Valuation adjustment for hedged financial assets 72 91 106 (20.9) (32.1) Total loan portafolio 571,685 543,252 498,500 5.2 14.7 Allowance for loan losses (19,447) (18,993) (18,643) 2.4 4.3 Loan portafolio (net) 552,238 524,259 479,857 5.3 15.1 Accrued income receivable from securitization transactions 114 112 97 1.8 17.5 Other receivables (net) 83,766 77,433 62,629 8.2 33.7 Foreclosed assets (net) 645 557 387 15.8 66.7 Property, furniture and fixtures (net) 5,305 5,464 5,279 (2.9) 0.5 Long - term investment in shares 125 183 139 (31.7) (10.1) Deferred taxes (net) 17,186 17,912 16,857 (4.1) 2.0 Deferred charges, advance payments and intangibles 6,549 6,020 5,057 8.8 29.5 Other assets 208 204 191 2.0 8.9 Total assets 1,264,045 1,233,013 1,064,972 2.5 18.7 Deposits 592,923 563,874 514,371 5.2 15.3 Bank and other loans 58,416 62,536 55,411 (6.6) 5.4 Creditors under sale and repurchase agreements 149,304 180,394 156,999 (17.2) (4.9) Collateral sold or pledged as guarantee 30,822 32,477 27,403 (5.1) 12.5 Derivatives 179,829 147,916 101,019 21.6 78.0 Other payables 110,241 105,441 79,689 4.6 38.3 Subordinated debentures 24,410 22,445 20,706 8.8 17.9 Deferred revenues 594 613 502 (3.1) 18.3 Total liabilities 1,146,539 1,115,696 956,101 2.8 19.9 Total stockholders ´ equity 117,506 117,317 108,871 0.2 7.9

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